PROSPECTUS
--------------------------------------------------------------------------------

                                1,800,000 Shares

                                  [WATSCO LOGO]

                                  Common Stock

--------------------------------------------------------------------------------


Of the 1,800,000 shares of common stock, par value $.50 per share (the 'Common Stock'), offered hereby, 1,300,000 shares are being sold by Watsco, Inc. ('Watsco' or the 'Company') and 500,000 shares are being sold by certain selling shareholders of the Company (the 'Selling Shareholders'). See 'Selling Shareholders.' The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.


The Company has two classes of common stock: Common Stock and Class B Common Stock. The Common Stock is substantially identical to the Company's Class B Common Stock except with respect to voting power, with the Common Stock having one vote per share and the Class B Common Stock having ten votes per share. The holders of Common Stock are currently entitled to vote as a separate class to elect 25% of the Board of Directors.


The Common Stock and the Class B Common Stock are listed on the New York Stock Exchange and American Stock Exchange under the symbols 'WSO' and 'WSOB,' respectively. On March 4, 1996, the last reported sale prices of the Common Stock and Class B Common Stock on the New York Stock Exchange and the American Stock Exchange were $22.625 and $23.00 per share, respectively.

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            UNDERWRITING                     PROCEEDS TO
                PRICE TO    DISCOUNTS AND     PROCEEDS TO    SELLING
                PUBLIC      COMMISSIONS(1)    COMPANY(2)     SHAREHOLDERS(2)
Per Share....    $22.00         $1.23           $20.77           $20.77
Total(3).....  $39,600,000    $2,214,000      $27,001,000      $10,385,000

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See 'Underwriting.'

(2) Before deducting expenses payable by the Company estimated to be $325,000 and expenses payable by the Selling Shareholders estimated to be $4,153.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 270,000 additional shares of the Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to Public will be $45,540,000, the total Underwriting Discounts and Commissions will be $2,546,100, the total Proceeds to Company will be $32,608,900 and the total Proceeds to Selling Shareholders will be $10,385,000. See 'Underwriting.'

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Shareholders and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on or about March 8, 1996.


PRUDENTIAL SECURITIES INCORPORATED                   ROBERT W. BAIRD & CO.
                                                         INCORPORATED


March 4, 1996
                              watsco


                           Map of the United States color coded for air conditioning usage (in hours) per year according to Consumer Reports and the Company's and Three States' distribution locations.

/+ inside open circle/   -   Three States Supply Company, Inc. locations

/bullet/                 -   Watsco locations

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AND/OR CLASS B COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS
(I) HAS BEEN ADJUSTED TO REFLECT A 5% STOCK DIVIDEND PAID ON APRIL 30, 1992 AND A THREE-FOR-TWO STOCK SPLIT EFFECTED ON MAY 15, 1995 AND (II) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY

     Watsco, Inc. ('Watsco' or the 'Company') is the largest distributor of residential central air conditioners in the United States, with leading positions in Florida, Texas and California, the three largest air conditioning markets in the country, as well as significant positions in Alabama, Arkansas, Arizona, Louisiana, Nevada and North Carolina. In 1989, the Company embarked on a strategy of establishing a network of distribution facilities across the sunbelt where U.S. population growth is greatest, weather patterns are predictably hot and air conditioning is seen as a necessity. Since initiating this strategy, the Company's revenues have increased from $25 million in 1988 to $284 million in 1994 and earnings per share have increased at a compound annual growth rate of 22%. Watsco has acquired eight air conditioning distributors and believes it is the only company pursuing a consolidation strategy by making significant acquisitions in the highly fragmented air conditioning distribution industry. The Company estimates there are approximately 900 air conditioning distributors in the sunbelt. The Company achieved internal sales growth of 16% and 10% for 1994 and the nine months ended September 30, 1995, respectively.

     The Company estimates that the market for residential central air conditioners and related supplies in the sunbelt was over $7 billion in 1994 and has grown at an annual rate of 5.6% since 1990. The replacement market has increased substantially in size over the past ten years, surpassing the homebuilding market in significance as a result of the aging of the installed base of residential central air conditioners, the introduction of new energy efficient models and the upgrading of existing homes to central air conditioning. According to the Air Conditioning and Refrigeration Institute ('ARI'), over 61 million central air conditioner units have been installed in the United States since 1975. Many of the units installed from the mid-1970s to the mid-1980s are reaching the end of their useful lives, thus providing a growing replacement market. The Company also sells to the homebuilding market and is well positioned to benefit from increases in housing starts.

     The Company focuses on satisfying the needs of the higher margin replacement market, where customers demand immediate, convenient and reliable service. The Company believes that its size and financial resources allow it to provide superior customer service by offering a complete product line of equipment, parts and supplies, multiple warehouse locations and well-stocked inventories. The Company sells its products from 70 branch warehouses to over 13,600 air conditioning and heating contractors and dealers. The Company also produces over 4,000 electronic and mechanical components for air conditioning, heating and refrigeration equipment that are sold to over 5,000 wholesale distributors and original equipment manufacturers ('OEMs').

     In 1995, Watsco acquired four distributors which reported aggregate 1994 revenues of approximately $47 million. All of the Company's significant acquisitions to date have been nondilutive to its shareholders. In December 1995, the Company entered into a letter of intent to acquire Three States Supply Company, Inc. ('Three States'), a Memphis, Tennessee based distributor of building materials used primarily in the air conditioning and heating industry. Three States reported revenues of approximately $45 million in 1994. The Company believes that Three States serves over 5,000 customers from its nine locations in Tennessee, Arkansas, Mississippi, Alabama and Missouri. The Company's acquisition of Three States is subject to various conditions, including the negotiation of an asset purchase agreement, and accordingly there can be no assurance that such purchase will be consummated. For additional information regarding the Company's acquisition of Three States, see 'Business--Three States Acquisition,' 'Selected Financial Data' and Unaudited Pro Forma Combined Financial Statements.

     In February 1996, the Company entered into a Stock Exchange Agreement and Plan of Reorganization (the 'Exchange Agreement') with Rheem Manufacturing Company ('Rheem') to acquire Rheem's common stock in three of the Company's distribution subsidiaries (the 'Minority Interests') in exchange for $23 million of unregistered Common Stock of Watsco. The shares of Common Stock received by Rheem will be Restricted Securities as defined in Rule 144 under the Securities Act of 1933, as amended. The actual number of shares of Common Stock to be issued to Rheem will be determined based upon the average closing sales price of the Common Stock on the New York Stock Exchange for the ten trading days preceding the closing of the transactions contemplated by the Exchange Agreement. Rheem's shares of the 6.5% Series A Preferred Stock of a subsidiary will not be acquired by the Company in the transaction. Assuming Rheem is issued shares of Common Stock pursuant to the Exchange Agreement at $22.625 per share (the last reported sale price of the Common Stock on March 4, 1996), Rheem would receive 1,016,575 shares of Common Stock in exchange for its Minority Interests. Based upon the foregoing assumption, upon completion of the Offering and consummation of the transactions contemplated by the Exchange Agreement, Rheem would own approximately 14% of the outstanding Common Stock of the Company. The closing of the transaction, which is expected to occur in the first quarter of 1996 is subject to certain conditions precedent, including the receipt of approval from the Federal Trade Commission. See 'Business--Relationship with Rheem Manufacturing Company' and Unaudited Pro Forma Combined Financial Statements.


     The Company also owns Dunhill Personnel System, Inc. ('Dunhill'), a well-known provider of permanent and temporary personnel services to business, professional and service organizations, government agencies, health care providers, and other employers. As of December 31, 1995, Dunhill had 138 franchisees and licensees and 14 Company-owned offices in 38 states, Puerto Rico and Canada and accounted in the nine months ended September 30, 1995 for less than 10% of the Company's revenues.

     The Company's principal executive offices are located at 2665 South Bayshore Drive, Suite 901, Miami, Florida 33133 and its telephone is (305) 858-0828. Unless the context otherwise requires, the terms 'Watsco' and the 'Company' as used in this Prospectus refer to Watsco, Inc. and its subsidiaries.

                           DEPENDENCE ON KEY SUPPLIER


     The Company's primary source for air conditioners is Rheem, the second largest manufacturer of residential central air conditioners in the United States. Because approximately 55% of the aggregate purchases of the Company's distribution subsidiaries for the nine months ended September 30, 1995 are manufactured by Rheem, the Company is presently dependent on the acceptance of Rheem products. However, the Company believes that if Rheem products are not available it will be able to sell other manufacturers' products. See 'Business--Distribution Operations' and 'Relationship with Rheem
Manufacturing Company.'


                        CONTROL BY PRINCIPAL SHAREHOLDER


     Upon the completion of this offering and assuming the issuance of 1,016,575 shares of Common Stock to Rheem in connection with the Exchange Agreement, Albert H. Nahmad, the Company's Chairman and President, and a limited partnership controlled by him, collectively will retain beneficial ownership of approximately 4.8% of the Common Stock and 60.8% of the Class B Common Stock and will have approximately 32.7% of the combined voting power of the outstanding Common Stock and Class B Common Stock. Mr. Nahmad will continue to have the voting power to elect all but three members of the Company's nine-person Board of Directors. See 'Management.'

                                  THE OFFERING

Common Stock Offered by the:

     Company...............................................................  1,300,000 shares
     Selling Shareholders..................................................    500,000 shares


Common Stock to be Outstanding after the Offering(1)(2):

     Common Stock..........................................................  7,275,986 shares
     Class B Common Stock..................................................  1,469,478 shares
          Total............................................................  8,745,464 shares


Use of Proceeds by the Company.............................................  To acquire Three States, to repay a portion of the Company's outstanding
                                                                             borrowings under its revolving
                                                                             credit facilities, and for general
                                                                             corporate purposes, including
                                                                             possible future acquisitions. The
                                                                             acquisition of Three States is not
                                                                             contingent upon the consummation of
                                                                             this offering.

Common Stock--New York Stock Exchange Symbol...............................  WSO

Class B Common Stock--American Stock Exchange Symbol.......................  WSOB

------------------------

(1) Assumes, as of December 31, 1995, (i) the exercise of outstanding options to purchase an aggregate of 157,875 shares of the Company's Common Stock to be sold pursuant to the Offering and the surrender of 11,203 shares of the Company's Class B Common Stock, par value $.50 per share ('Class B Common Stock') for the payment of withholding taxes, and (ii) no exercise of outstanding options to purchase an aggregate of 566,905 shares of the Company's Common Stock and 337,366 shares of the Company's Class B Common Stock, (iii) no conversion of the Company's outstanding 10% Convertible Subordinated Debentures due 1996 ('Convertible Debentures'), which are convertible into 223,071 shares of Class B Common Stock, and (iv) the consummation of the Exchange Agreement with Rheem at an assumed exchange price of $22.625 per share of Common Stock (the last reported sale price of the Common Stock on March 4, 1996).

(2) Excluding the Exchange Agreement with Rheem, but giving effect to the Offering, the number of shares of Common Stock to be Outstanding after the Offering would be 6,259,411 and the Total outstanding would be 7,728,889.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  YEARS ENDED DECEMBER 31,                       NINE MONTHS ENDED SEPTEMBER 30,
                                    ----------------------------------------------------  -----------------------------------------
                                                                                                          (UNAUDITED)
                                                                             PRO FORMA                                    PRO FORMA
                                                                  PRO FORMA  COMBINED                          PRO FORMA  COMBINED
                                                                  COMBINED   AS ADJUSTED                       COMBINED  AS ADJUSTED
                                      1992      1993      1994     1994(1)      1994(2)     1994      1995     1995(1)      1995(2)
                                    --------  --------  --------  ---------  -----------  --------  --------  ---------  -----------
                                                                       (UNAUDITED)
INCOME STATEMENT DATA:
  Total revenues....................$194,633  $230,656  $283,731  $  283,731 $  328,672   $213,884  $250,190  $  250,190 $  286,424
  Gross profit(3)...................  45,559    51,930    63,212      63,212     73,651     48,666    56,547      56,547     65,152
  Operating income..................   9,930    11,390    15,043      14,910     16,975     12,630    15,527      15,427     17,237

  Net income........................   2,918     5,041(4)  5,762       7,265      8,899      4,923     6,033       7,677      9,099
  Earnings per share:
    Primary.........................    $.70      $.85(4)   $.89        $.97      $1.00       $.77      $.91       $1.01      $1.00
    Fully diluted(5)................     .64       .82(4)    .87         .95        .98        .74       .87         .96        .97

  Supplemental earnings per share:
    Primary.........................              $.73(4)
    Fully diluted(5)................               .71(4)
  Weighted average shares
      outstanding:

    Primary.........................   4,159     5,869     6,326       7,343      8,801      6,308     6,508       7,525      8,983
    Fully diluted(5)................   5,091     6,339     6,646       7,663      9,121      6,604     6,930       7,947      9,405


                                                                                           SEPTEMBER 30, 1995
                                                                                -----------------------------------------
                                                                                             (UNAUDITED)
                                                                                                           PRO FORMA
                                                                                            PRO FORMA      COMBINED
                                                                                 ACTUAL     COMBINED(6)    AS ADJUSTED(7)
                                                                                --------    -----------    --------------
BALANCE SHEET DATA:

  Working capital.............................................................. $ 44,985    $   44,985     $    70,046
  Total assets.................................................................  147,565       152,885         184,294

  Long-term obligations........................................................    7,867         7,867           7,867
  Minority interests...........................................................   12,780            --              --

  Shareholders' equity.........................................................   52,604        68,704          96,722


------------------------
(1) Gives effect to the acquisition of Rheem's Minority Interests as if it occurred as of the beginning of the periods shown. See 'Business-- Relationship with Rheem Manufacturing Company.'

(2) Gives effect to the acquisition of Rheem's Minority Interests, the Three States acquisition and the issuance of 1,300,000 shares of Common Stock offered hereby by the Company as if they occurred as of the beginning of the periods shown. There can be no assurance that the Three States acquisition will be consummated. See 'Business--Relationship with Rheem Manufacturing Company' and 'Three States Acquisition.'

(3) Total revenues less cost of sales and direct service expenses.
(4) Historical net income and earnings per share information includes the effect of a non-recurring receipt of insurance proceeds, which increased net income by $706,000. Supplemental earnings per share excluding this item was $.73 and $.71 for primary and fully diluted earnings per share, respectively.
(5) Calculated assuming conversion of the Convertible Debentures.
(6) Gives effect to the acquisition of Rheem's Minority Interests as if it occurred on September 30, 1995.

(7) Gives effect to the acquisition of Rheem's Minority Interests and the Three States acquisition as if they occurred on September 30, 1995 and the sale of 1,300,000 shares of Common Stock offered hereby by the Company at the offering price of $22.00 per share after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company and the application of the net proceeds therefrom and the proceeds from the exercise of outstanding options to purchase an aggregate of 157,875 shares of the Company's Common Stock to be sold by the Selling Shareholders pursuant to the Offering. See 'Use of Proceeds' and 'Capitalization.'

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,300,000 shares of Common Stock offered hereby by the Company at the offering price of $22.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company, are anticipated to be approximately $26.7 million ($32.3 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use a portion of its net proceeds to purchase the assets and assume certain liabilities of Three States at an anticipated purchase price of approximately $14 million. The Company anticipates using the remainder of the net proceeds to repay a portion of the Company's outstanding borrowings under its revolving credit facilities, for potential acquisitions and for general corporate purposes.


     The acquisition of Three States is not contingent upon the completion of this offering. If the Three States acquisition is not consummated, the Company anticipates using the proceeds allocated for such use to repay a portion of the Company's outstanding borrowings under its revolving credit facilities.


     The indebtedness of the Company to be repaid will include up to $12.7 million ($26.7 million if the Three States acquisition is not consummated) of revolving credit borrowings under the Company's various existing bank credit facilities. At December 31, 1995, such indebtedness bore interest at floating rates ranging from 6.6% to 6.8% (a weighted average interest rate of 6.7% at December 31, 1995) with maturity dates ranging from June 30, 1996 to December 31, 1998. See Note 4 to the Company's Consolidated Financial Statements. In 1995, the Company incurred indebtedness of approximately $11.9 million under its revolving credit facilities for acquisitions and additional borrowings were used primarily to fund working capital requirements of the Company's distribution subsidiaries.


     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term investment grade or U.S. government interest bearing securities.

     The Company continually evaluates potential acquisitions and has had discussions with a number of potential acquisition candidates; however, the Company has no agreement with respect to any potential acquisition other than Three States. Should suitable acquisitions or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid basis for obtaining additional financing resources at competitive rates and terms.

     The Company will not receive any of the proceeds from the sale of shares of Common Stock being offered by the Selling Shareholders. See 'Selling Shareholders.'

                                 CAPITALIZATION


     The following table sets forth the total capitalization (including short term debt) of the Company as of September 30, 1995 and on a pro forma bases giving effect to (i) the acquisition of Rheem's Minority Interests and (ii) the Three States acquisition and the issuance and sale of the 1,300,000 shares of Common Stock offered hereby by the Company at the offering price of $22.00 per share, after deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company and the application of the estimated net proceeds therefrom and (iii) proceeds from the exercise of outstanding options to purchase an aggregate of 157,875 shares of the Company's Common Stock to be sold by certain Selling Shareholders pursuant to the Offering. There can be no assurance that the Three States acquisition will be consummated. This table should be read in conjunction with the Consolidated Financial Statements of the Company and of Three States and the related notes, the pro forma financial information and other financial information included elsewhere in this Prospectus.


                                                                                    SEPTEMBER 30, 1995
                                                                         ----------------------------------------
                                                                                                      PRO FORMA
                                                                                       PRO FORMA      COMBINED
                                                                          ACTUAL       COMBINED       AS ADJUSTED
                                                                         --------      ---------      -----------
                                                                                       (UNAUDITED)
                                                                            (IN THOUSANDS, EXCEPT SHARE DATA)
Current portion of long-term obligations...............................  $    744      $     744      $      744
Borrowings under revolving credit agreements(1)........................    49,433         49,433          49,433
                                                                         --------      ---------      -----------
                                                                           50,177         50,177          50,177
                                                                         --------      ---------      -----------
Long-term obligations:
     Bank and other debt...............................................     4,026          4,026           4,026
     12% Subordinated Note due 1998....................................     2,500          2,500           2,500
     10% Convertible Subordinated Debentures due 1996..................     1,341          1,341           1,341
                                                                         --------      ---------      -----------
          Total long-term obligations..................................     7,867          7,867           7,867
                                                                         --------      ---------      -----------
Shareholders' equity(2):

     Common Stock, $.50 par value, 40,000,000 shares
       authorized; 4,783,129 issued and outstanding; 5,799,704
       issued and outstanding, pro forma combined(3);
       7,257,579 issued and outstanding, pro forma
       combined as adjusted(3).........................................     2,392          2,900           3,629

     Class B Common Stock, $.50 par value, 4,000,000 shares authorized;
       1,485,171 issued and outstanding................................       742            742             742

     Paid-in capital...................................................    19,205         34,797          62,086

     Retained earnings.................................................    30,265         30,265          30,265
                                                                         --------      ---------      -----------

          Total shareholders' equity...................................    52,604         68,704          96,722
                                                                         --------      ---------      -----------
               Total capitalization....................................  $110,648      $ 126,748      $  154,766
                                                                         --------      ---------      -----------
                                                                         --------      ---------      -----------


------------------------
(1) Assumes cash consideration of $16.3 million for the acquisition of the assets and assumption of certain liabilities of Three States as of September 30, 1995. Since September 30, 1995, Three States has paid down certain indebtedness, which reduced its net assets, and the Company anticipates that the cash consideration to be paid by it for the assets and assumption of certain liabilities of Three States in the first quarter of 1996 will be approximately $14 million.

(2) Does not include, as of September 30, 1995, (i) 720,583 shares of Common Stock and 338,153 shares of Class B Common Stock issuable upon the exercise of outstanding stock options, and (ii) 223,071 shares of Class B Common Stock issuable upon conversion of the Company's Convertible Debentures.


(3) Gives effect to the issuance of 1,016,575 shares of Common Stock at an assumed price of $22.625 per share (the last reported sale price of the Common Stock on March 4, 1996) to acquire Rheem's Minority Interests.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been listed on the New York Stock Exchange under the symbol 'WSO' since June 1994. Prior to such time, the Company's Common Stock was listed on the American Stock Exchange under the symbol 'WSOA.' At the time of the listing of the Common Stock on the New York Stock Exchange, the Company's Class A Common Stock was redesignated Common Stock. The Company's Class B Common Stock is listed on the American Stock Exchange under the symbol 'WSOB.'

     The following table sets forth the high and low sale prices of the Common Stock from January 1, 1993 to June 15, 1994 as reported by the American Stock Exchange; the high and low sale prices of the Common Stock from June 16, 1994 to present as reported by the New York Stock Exchange; and the high and low sale prices of the Class B Common Stock as reported by the American Stock Exchange for the periods indicated (in each case rounded to the nearest eighth, after adjusting for the three-for-two stock split effected on May 15, 1995).

                                                                                                             CLASS B
                                                                           COMMON STOCK                    COMMON STOCK
                                                                    --------------------------      --------------------------
                                                                       HIGH            LOW             HIGH            LOW
                                                                    ----------      ----------      ----------      ----------
1993
     First Quarter................................................  $    9 1/8      $    7 5/8      $    9 1/4      $    7 3/4
     Second Quarter...............................................      10 1/2           8 7/8          10 1/2           8 7/8
     Third Quarter................................................      11 3/8           9 1/8          11 1/8           9 3/8
     Fourth Quarter...............................................       9 3/4           7 7/8           9 7/8           8 1/4

1994
     First Quarter................................................      10 1/4           8 5/8          10 1/4           8 7/8
     Second Quarter...............................................      11 3/8           9 5/8          11 1/4           9 7/8
     Third Quarter................................................      11 3/8          10 1/8          11 1/8          10 3/8
     Fourth Quarter...............................................      11 1/8          10 3/8          11              10 1/4

1995
     First Quarter................................................      11 7/8          10 1/2          11 5/8          10 5/8
     Second Quarter...............................................      13 3/4          11 3/4          13 1/2          11 5/8
     Third Quarter................................................      17 3/8          13 3/8          16 3/4          13 1/2
     Fourth Quarter...............................................      17 7/8          16 3/8          17 1/2          16

1996

     First Quarter (through March 4, 1996)........................      22 5/8          16 7/8          23              16 1/2

     On March 4, 1996, the last reported sale prices for each of the Common Stock and the Class B Common Stock on the New York Stock Exchange and the American Stock Exchange were $22.625 and $23 per share, respectively.

                            SELECTED FINANCIAL DATA

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following selected financial data have been derived from the Company's Consolidated Financial Statements which have been audited by Arthur Andersen LLP, independent certified public accountants. The selected financial data as of September 30, 1995 and for the nine months ended September 30, 1994 and 1995 have been derived from the unaudited consolidated financial statements of the Company. In the Company's opinion, such consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the nine months ended September 30, 1995 are not necessarily indicative of results that may be expected for the full year. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations' included elsewhere in this Prospectus.

     The selected pro forma financial information presented below is derived from the Unaudited Pro Forma Combined Financial Statements appearing elsewhere herein, which gives effect to: (i) the acquisition of Rheem's Minority Interests, (ii) the Three States acquisition, using the purchase method of accounting, and (iii) the issuance and sale of the Common Stock offered hereby by the Company, and the application of the net proceeds therefrom. The acquisition of Three States is subject to various conditions, including the negotiation of an asset purchase agreement, and accordingly there can be no assurance that such acquisition will be consummated. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if either the Three States acquisition or the offering had been consummated, nor necessarily indicative of the future operating results or financial position of the Company. The pro forma information should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements.

                                                  YEARS ENDED DECEMBER 31,                          NINE MONTHS ENDED SEPTEMBER 30,
                           -----------------------------------------------------------------------  -------------------------------
                                                                                                              (UNAUDITED)
                                                                                        PRO FORMA
                                                                            PRO FORMA    COMBINED                        PRO FORMA
                                                                             COMBINED   AS ADJUSTED                        COMBINED
                            1990      1991      1992      1993      1994     1994(1)      1994(2)     1994      1995       1995(1)
                          --------  --------  --------  --------  --------  ---------  -----------  --------  --------  -----------
                                                                                 (UNAUDITED)
INCOME STATEMENT DATA:
  Total revenues..........$117,749  $169,318  $194,633  $230,656  $283,731  $  283,731 $  328,672   $213,884  $250,190  $  250,190
  Gross profit(3).........  30,470    40,906    45,559    51,930    63,212      63,212     73,651     48,666    56,547      56,547
  Operating income........   7,006     8,576     9,930    11,390    15,043      14,910     16,975     12,630    15,527      15,427
  Interest expense........  (2,896)   (4,059)   (3,197)   (2,756)   (3,155)     (3,155)    (3,155)    (2,278)   (3,064)     (3,064)
  Insurance proceeds......   --        --        --        1,130     --         --             --      --        --             --
  Income taxes............  (1,531)   (1,973)   (2,746)   (3,819)   (4,630)     (4,630)    (5,562)    (4,065)   (4,867)     (4,867)
  Minority interests(4)...    (728)   (1,010)   (1,470)   (1,287)   (1,636)     --             --     (1,446)   (1,744)         --

  Net income..............   1,975     1,990     2,918     5,041(5)  5,762       7,265      8,899      4,923     6,033       7,677
  Earnings per share:
    Primary...............    $.61      $.50      $.70      $.85(5)   $.89        $.97      $1.00       $.77      $.91       $1.01
    Fully diluted(6)......     .56       .48       .64       .82(5)    .87         .95        .98        .74       .87         .96
  Weighted average shares
    outstanding:
    Primary...............   3,190     3,987     4,159     5,869     6,326       7,343      8,801      6,308     6,508       7,525
    Fully diluted(6)......   4,141     4,929     5,091     6,339     6,646       7,663      9,121      6,604     6,930       7,947

Cash dividends declared
  per share:
  Common Stock............    $.19      $.22      $.15      $.16      $.17                              $.13      $.14
  Class B Common Stock....     .17       .20       .14       .16       .17                               .13       .14


                             PRO FORMA
                              COMBINED
                            AS ADJUSTED
                               1995(2)
                            -----------

INCOME STATEMENT DATA:
  Total revenues..........  $  286,424
  Gross profit(3).........      65,152
  Operating income........      17,237
  Interest expense........      (3,064)
  Insurance proceeds......          --
  Income taxes............      (5,700)
  Minority interests(4)...          --

  Net income..............       9,099
  Earnings per share:
    Primary...............       $1.00
    Fully diluted(6)......         .97
  Weighted average shares
    outstanding:
    Primary...............       8,983
    Fully diluted(6)......       9,405

Cash dividends declared
  per share:
  Common Stock............
  Class B Common Stock....

                                                      YEARS ENDED DECEMBER 31,                      SEPTEMBER 30, 1995
                                        -----------------------------------------------------    ----------------------
                                                                                                         (UNAUDITED)

                                                                                                             PRO FORMA
                                         1990       1991       1992        1993        1994       ACTUAL     COMBINED(7)
                                        -------    -------    -------    --------    --------    --------    -----------
BALANCE SHEET DATA:

  Working capital.....................  $22,048    $23,763    $27,800    $ 39,262    $ 40,095    $ 44,985    $   44,985
  Total assets........................   82,322     81,767     81,138     109,685     119,664     147,565       152,885

  Long-term obligations...............   16,867     14,830     13,539       7,848       6,724       7,867         7,867
  Minority interests..................    6,637      7,373      8,229      11,553      11,857      12,780            --

  Shareholders' equity................   18,935     20,832     25,272      41,754      46,816      52,604        68,704



                                          PRO FORMA
                                           COMBINED
                                        AS ADJUSTED(8)
                                        --------------
BALANCE SHEET DATA:

  Working capital.....................  $    70,046
  Total assets........................      184,294

  Long-term obligations...............        7,867
  Minority interests..................           --

  Shareholders' equity................       96,722


------------------------
(1) Gives effect to the acquisition of Rheem's Minority Interests as if it occurred as of the beginning of the periods shown. See
    'Business--Relationship with Rheem Manufacturing Company.'


(2) Gives effect to the acquisition of Rheem's Minority Interests, the Three States acquisition and the issuance of 1,300,000 shares of Common Stock offered hereby by the Company as if they occurred as of the beginning of the periods shown. There can be no assurance that the Three States acquisition will be consummated. See 'Business--Relationship with Rheem Manufacturing Company' and 'Three States Acquisition.'


(3) Total revenues less cost of sales and direct service expenses.

(4) Represents the pro rata share of earnings allocated to Rheem as a result of its 20% ownership interests in Gemaire and Comfort Supply and 50% ownership interest (49.5% prior to January 1, 1992) in Heating & Cooling. See Note 1 to the Company's Consolidated Financial Statements.

(5) Includes the effect of a non-recurring receipt of insurance proceeds, which increased net income by $706,000. Excluding this item, primary and fully diluted earnings per share would have been $.73 and $.71, respectively.

(6) Calculated assuming conversion of the Convertible Debentures.

(7) Gives effect to the acquisition of Rheem's Minority Interests as if it occurred on September 30, 1995.


(8) Gives effect to the acquisition of Rheem's Minority Interests and the Three States acquisition as if they occurred on September 30, 1995 and the sale of 1,300,000 shares of Common Stock offered hereby by the Company at the offering price of $22.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company and the application of the net proceeds therefrom and the proceeds from the exercise of outstanding options to purchase an aggregate of 157,875 shares of the Company's Common Stock to be sold by the Selling Shareholders pursuant to the Offering. See 'Use of Proceeds' and 'Capitalization.'

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     From its inception through 1988, Watsco was primarily a manufacturer of replacement parts for air conditioning, heating and refrigeration equipment. In January 1989, the Company significantly increased its presence in the climate control industry through its acquisition of 80% (and Rheem acquired 20%) of the capital stock of Gemaire Distributors, Inc. ('Gemaire'), a distributor of residential central air conditioners in Florida, for an aggregate purchase price of approximately $17.1 million. In October 1990, the Company acquired 50% and Rheem acquired 50% of the capital stock of Heating & Cooling Supply, Inc. ('Heating & Cooling'), a distributor of residential central air conditioners in southern California, Arizona and Nevada, for an aggregate purchase price of approximately $31.5 million. In April 1993, the Company acquired 80% and Rheem acquired 20% of the capital stock of Comfort Supply, Inc. ('Comfort Supply'), a distributor of residential central air conditioners in Texas, for an aggregate purchase price of approximately $4.0 million. In March 1995, Gemaire purchased the operating assets and assumed certain liabilities of H.B. Adams, Inc., a wholesale distributor of air conditioning, heating and refrigeration products located in Tampa, Florida, for approximately $7.8 million. In October 1995, the Company purchased the operating assets and assumed certain liabilities of Central Air Conditioning Distributors, Inc. ('Central Air Conditioning'), a North Carolina-based distributor of air conditioning, heating and refrigeration products, for approximately $9.0 million. The Company signed a letter of intent in December 1995 to acquire the assets and assume certain liabilities of Three States, a Tennessee-based wholesale distributor of air conditioning, heating and building supplies. Other smaller acquisitions have been made over the past three years to gain market share and to enter into new market areas. In February 1996, the Company entered into the Exchange Agreement with Rheem to acquire Rheem's Minority Interests in the Company's distribution subsidiaries. The Company expects the transactions contemplated by the Exchange Agreement to close in the first quarter of 1996.

RESULTS OF OPERATIONS

     The following table presents for the periods indicated certain items of the Company's Consolidated Financial Statements for the years ended December 31, 1993 and 1994 and for the nine months ended September 30, 1994 and 1995, expressed as a percentage of total revenues:

                                                                             YEARS ENDED        NINE MONTHS ENDED
                                                                             DECEMBER 31,        SEPTEMBER 30,
                                                                        ------------------      ----------------
                                                                        1993(1)      1994       1994       1995
                                                                        -------      -----      -----      -----
                                                                                                  (UNAUDITED)
Total revenues.......................................................    100.0%      100.0%     100.0%     100.0%
Cost of sales and direct service expenses............................     77.5        77.7       77.2       77.4
                                                                        -------      -----      -----      -----
     Gross profit....................................................     22.5        22.3       22.8       22.6
Selling, general and administrative expenses.........................     17.6        17.0       16.8       16.4
                                                                        -------      -----      -----      -----
     Operating income................................................      4.9         5.3        6.0        6.2
Investment income, net...............................................       .2        --         --           .1
Interest expense.....................................................      1.2         1.1        1.1        1.2
Income taxes.........................................................      1.4         1.6        1.9        2.0
Minority interests...................................................       .6          .6         .7         .7
                                                                        -------      -----      -----      -----
     Net income......................................................      1.9%        2.0%       2.3%       2.4%
                                                                        -------      -----      -----      -----
                                                                        -------      -----      -----      -----

------------------------
(1) Excludes non-recurring income from the receipt of insurance proceeds.

COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 1995 WITH NINE MONTHS ENDED SEPTEMBER 30, 1994

     Revenues for the nine months ended September 30, 1995 increased $36.3 million, or 17%, compared to the same period in 1994. The distribution subsidiaries' revenues increased $35.1 million, or 20%. Excluding the effect of acquisitions, revenues for the distribution subsidiaries increased $17.7 million, or 10%. This increase in sales was mainly due to increased sales of replacement air conditioners in each of the Company's primary distribution markets. Revenues in the Company's manufacturing operations increased $134,000, or 1%, primarily due to new product offerings to aftermarket customers which have more than offset lower sales to overstocked OEM customers. Revenues in the personnel services operations increased $1.0 million, or 5%, reflecting higher demand for temporary help services and greater customer acceptance of new product offerings such as professional staffing and technical temporaries.

     Gross profit for the nine months ended September 30, 1995 increased $7.9 million, or 16%, as compared to the same period in 1994. Excluding the effect of acquisitions, gross profit increased $3.9 million, or 8%, primarily as a result of the aforementioned revenue increases. Gross profit margin for the nine month period decreased to 22.6% in 1995 from 22.8% in 1994, with 1995 acquisitions having no effect on gross profit margin. These decreases were primarily due to the increased sale of lower margin products by the distribution subsidiaries and new product start-up costs in the manufacturing operations.

     Selling, general and administrative expenses for the nine months ended September 30, 1995 increased $5.0 million, or 14%, compared to the same period in 1994, primarily due to selling and delivery costs related to increased sales. Excluding the effect of acquisitions, selling, general and administrative expenses increased $2.1 million, or 6%, also due to revenue increases. Selling, general and administrative expenses as a percent of revenues decreased to 16.4% in 1995 from 16.8% in 1994, with 1995 acquisitions having no effect on such percentage. This decrease was the result of a larger revenue base over which to spread fixed costs.

     Interest expense for the nine months ended September 30, 1995 increased $786,000, or 35%, compared to the same period in 1994, due to higher interest rates and additional borrowings used to finance acquisitions and increased inventory levels required by sales growth and stocking requirements in new branch locations. Excluding the effect of acquisitions, interest expense increased $444,000, or 19%, primarily due to higher interest rates and higher average monthly borrowings.

     The effective tax rate for the nine months ended September 30, 1995 was 38.5% compared to 39.0% for the same period in 1994. The decrease is primarily a result of a proportionately larger share of taxable income generated in states with higher tax rates during 1994 as compared to 1995.

COMPARISON OF YEAR ENDED DECEMBER 31, 1994 WITH YEAR ENDED DECEMBER 31, 1993

     Revenues in 1994 increased $53.1 million, or 23%, over 1993. The distribution subsidiaries' revenues increased $48.3 million, or 27%. Excluding the effect of acquisitions, revenues for the distribution subsidiaries increased $28.6 million, or 16%. This increase in sales was mainly due to hot weather in the western market, strong replacement sales in Florida and increased export sales. Revenues in the Company's manufacturing operations increased $2.1 million, or 10%, primarily due to the introduction of new products. Revenues in the personnel services segment increased $2.7 million, or 10%, reflecting greater demand for temporary help services.

     Gross profit in 1994 increased $11.3 million, or 22%, over the prior year. Excluding the effect of acquisitions, gross profit increased $7.3 million, or 14%, primarily as a result of the increase in revenues described above. Gross profit margin decreased from 22.5% in 1993 to 22.3% in 1994 with acquisitions not changing gross profit margin significantly.

     Selling, general and administrative expenses in 1994 increased $7.6 million, or 19%, over the prior year, primarily due to the full year effect of the 1993 acquisitions. Excluding the effect of acquisitions, selling, general and administrative expenses increased $4.0 million, or 10%, from the prior year due to increased selling and delivery costs caused by increased sales. As a percentage of revenues, selling, general and administrative expenses decreased from 17.6% in 1993 to 17.0% in 1994 and, excluding the effect of acquisitions, decreased from 17.6% in 1993 to 16.9% in 1994. This decrease was the result of a larger revenue base over which to spread fixed costs.

     Other income in 1993 includes the non-recurring receipt of insurance proceeds of $1.1 million for business interruption claims related to Hurricane Andrew.

     Interest expense in 1994 increased $399,000, or 14%, from the prior year due to higher borrowings from acquired businesses and interest rate increases during 1994.

     The effective income tax rate in 1994 increased to 38.5% compared to 37.6% in the prior year. The increase was primarily a result of the proportionately larger share of taxable income generated in higher tax rate states in 1994 compared to 1993.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has adequate availability of capital from operations and revolving credit facilities to fund current operations and anticipated growth, including expansion in the Company's current and targeted market areas, through 1996. At November 30, 1995, the Company's subsidiaries had aggregate borrowing commitments from lenders under existing revolving credit agreements of $72.0 million, of which $12.2 million was unused and available. The weighted average interest rate for these commitments is 6.7%. The total amount of borrowing commitments expiring in 1996 is $12.0 million.

     Certain of the subsidiaries' revolving credit agreements contain provisions limiting the payment of dividends to their shareholders. The Company does not anticipate that these limitations on dividends will have a material effect on the Company's ability to meet its cash obligations. For a discussion of the financial and other terms of the revolving credit facilities, see Note 4 to the Company's Consolidated Financial Statements.

     Working capital increased to $45.0 million at September 30, 1995 from $40.1 million at December 31, 1994 due to higher levels of accounts receivable caused by higher sales volume and improved cash flow which lowers the amount of inventory financed by revolving credit facilities.

     Cash and cash equivalents increased $1.4 million during the nine months ended September 30, 1995. Principal sources of cash were profitable operations, increased borrowings under revolving credit agreements, and proceeds from the sale of marketable securities, primarily consisting of tax exempt municipal bonds. The principal uses of cash were to fund acquisitions, finance capital expenditures, reduce long-term obligations and fund working capital needs. Inventory purchases are substantially funded by borrowings under the subsidiaries' revolving credit agreements.

     The Company expects to use a portion of the net proceeds of this offering to pay for the acquisition of Three States. However, the acquisition of Three States is not contingent upon the completion of this offering. In the event this offering is not consummated, or if the net proceeds are not equal to the purchase price, the Company has received indications from its lenders that it will be able to obtain financing for the acquisition.

     In February 1996, the Company entered into the Exchange Agreement with Rheem pursuant to which the Company will exchange $23 million of unregistered Common Stock of the Company for Rheem's Minority Interest in Gemaire (20%), Comfort Supply (20%) and Heating & Cooling (50%). See 'Business-- Relationship with Rheem Manufacturing Company.' The Company believes the restructuring will enhance its ability to obtain future financings and to effect acquisitions.

     In February 1996, the Company received a proposal from one of its lenders to syndicate a master $125 million unsecured revolving credit facility. This facility would replace all of the Company's existing revolving credit facilities and provide the Company up to $53 million of additional availability to fund future growth.

     The Company continually evaluates potential acquisitions and has had discussions with a number of potential acquisition candidates; however, the Company has no agreement with respect to any potential acquisition other than Three States. Should suitable acquisitions or working capital needs arise that would require additional financing, the Company believes that its financial position and earnings history provide a solid basis for obtaining additional financing resources at competitive rates and terms.

SEASONALITY

     Sales of residential central air conditioners, heating equipment and parts and supplies manufactured and distributed by the Company have historically been seasonal. Demand related to the residential replacement market generally peaks in the third quarter for air conditioners (the Company's principal distribution product) and in the fourth quarter for heating equipment. Demand related to the new construction market varies according to the season, with increased demand generally from March through October. See Note 14 to the Company's Consolidated Financial Statements.

                                    BUSINESS

GENERAL

     The Company is the largest distributor of residential central air conditioners in the United States, with leading positions in Florida, Texas and California, the three largest air conditioning markets in the country, as well as significant positions in Alabama, Arkansas, Arizona, Louisiana, Nevada and North Carolina. In 1989, the Company embarked on a strategy of establishing a network of distribution facilities across the sunbelt where U.S. population growth is greatest, weather patterns are predictably hot and air conditioning is seen as a necessity. Since initiating this strategy, the Company's revenues have increased from $25 million in 1988 to approximately $284 million in 1994 and earnings per share have increased at a compound annual growth rate of 22%. Watsco has acquired eight air conditioning distributors and believes it is the only company pursuing a consolidation strategy by making significant acquisitions in the highly fragmented air conditioning distribution industry. The Company estimates there are 900 air conditioner distributors in the sunbelt. The Company achieved internal sales growth of 16% and 10% for 1994 and the nine months ended September 30, 1995, respectively.

     The following table sets forth for the periods indicated revenues and operating income (net income before interest expense, net investment income, insurance proceeds and unallocated corporate overhead expenses) attributable to the Company's businesses (in thousands):

                                                                                          NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                     --------------------------------    --------------------
                                                       1992        1993        1994        1994        1995
                                                     --------    --------    --------    --------    --------
                                                                                             (UNAUDITED)
REVENUES:
Climate control segment:
  Distribution....................................   $146,269    $181,524    $229,796    $174,110    $209,241
  Manufacturing...................................     22,871      21,543      23,637      17,314      17,448
                                                     --------    --------    --------    --------    --------
     Total climate control segment................    169,140     203,067     253,433     191,424     226,689
Personnel services segment........................     25,493      27,589      30,298      22,460      23,501
                                                     --------    --------    --------    --------    --------
       Total......................................   $194,633    $230,656    $283,731    $213,884    $250,190
                                                     --------    --------    --------    --------    --------
                                                     --------    --------    --------    --------    --------
OPERATING INCOME:
Climate control segment:
  Distribution....................................   $ 10,025    $ 11,643    $ 14,694    $ 12,038    $ 15,233
  Manufacturing...................................      2,128         946       1,707       1,479       1,040
                                                     --------    --------    --------    --------    --------
     Total climate control segment................     12,153      12,589      16,401      13,517      16,273
Personnel services segment........................       (131)        422       1,216       1,033         882
                                                     --------    --------    --------    --------    --------
       Total......................................   $ 12,022    $ 13,011    $ 17,617    $ 14,550    $ 17,155
                                                     --------    --------    --------    --------    --------
                                                     --------    --------    --------    --------    --------

RESIDENTIAL CENTRAL AIR CONDITIONING INDUSTRY

     The Company estimates that in 1994 the market for residential central air conditioners and related supplies in the sunbelt is over $7 billion and has grown at an annual rate of 5.6% since 1990. Residential central air conditioners are manufactured primarily by seven major companies that account for a substantial majority of the units shipped. These companies are: Carrier Air Conditioning, Inc., Rheem Manufacturing Company, Lennox Industries, Inc., The Trane Company, Inter-City Products Corporation, York Air Conditioning & Refrigeration, Inc., and Goodman Manufacturing Corporation.

     The major manufacturers distribute their products primarily through independent distributors who in turn supply the equipment and related parts and supplies to contractors and dealers nationwide who sell to, and install the products for, the consumer. Several of the major manufacturers distribute a significant portion of their products through factory-owned distribution organizations. Rheem distributes substantially all of its central air conditioners through independent distributors.

     Residential central air conditioners are sold to the replacement and the homebuilding markets. The replacement market has increased substantially in size over the past ten years, surpassing the homebuilding market in significance as a result of the aging of the installed base of residential central air conditioners, the introduction of new energy efficient models and the upgrading of existing homes to central air conditioning. According to the ARI, over 61 million central air conditioners have been installed in the United States since 1975. Many of the units installed from the mid-1970s to the mid-1980s are reaching the end of their useful lives, thus providing a growing replacement market. The mechanical life of central air conditioners varies by region due to usage and is estimated to range from 8 to 12 years in Florida and Texas to approximately 18 years in California.

BUSINESS STRATEGY

     The Company focuses on satisfying the needs of the higher margin replacement market, where customers demand immediate, convenient and reliable service. Therefore, the Company has adopted a strategy of (i) offering complete product lines, including all equipment and components necessary to install or repair a central air conditioner, (ii) utilizing multiple warehouse locations in a single metropolitan market for increased customer convenience, and (iii) maintaining large, well-stocked inventories to ensure that customer orders are filled on site in a timely manner. This strategy provides the Company with a competitive advantage over its smaller, lesser-capitalized competitors who are unable to maintain the same inventory levels and product variety as the Company. The Company believes it has a competitive advantage over factory-owned distributors who typically do not maintain inventories of all parts and equipment and whose limited number of warehouse locations make it difficult to meet the time-sensitive demands of the replacement market.

     The Company also sells to the homebuilding market. The Company believes that its reputation for reliable, high quality service and its relationships with contractors, who generally serve both the replacement and new construction markets, allows it to compete effectively in this segment of the market. Homebuilding, in many of the markets the Company serves, remains below levels of the mid-1970s to mid-1980s. However, should homebuilding increase in those markets, the Company is well positioned to benefit from such increases.

     The Company's acquisition strategy is to establish a network of distribution facilities across the sunbelt and, since 1989, it has acquired eight air conditioning distributors. The Company believes it is the only company pursuing a consolidation strategy by making significant acquisitions in the highly fragmented air conditioning distribution industry. As of December 31, 1995, the Company operated 70 branch warehouses in nine states. This geographic diversification across the sunbelt minimizes the impact of unseasonably mild weather on the replacement of air conditioners. The Three States acquisition will further diversify the Company geographically with the addition of nine branches in five states.

     The following is a description of the Company's acquisitions completed in 1995:

     Airite, Inc. In February 1995, the Company acquired Airite, Inc., a wholesale distributor of residential central air conditioners with branches in Shreveport and Monroe, Louisiana and Texarkana, Texas. Airite sells to nearly 400 licensed air conditioning and heating contractors and the Company believes that Airite had 1994 revenues of approximately $3.5 million.

     H.B. Adams, Inc. In March 1995, the Company acquired certain assets of H.B. Adams, Inc. H.B. Adams is a wholesale distributor of air conditioning, heating and refrigeration products and operates seven branches in the Tampa, Florida market area, the second largest market for air conditioning equipment in Florida. The Company believes that H.B. Adams had fiscal 1995 revenues of approximately $20.2 million.

     Environmental Equipment & Supplies, Inc. In June 1995, the Company acquired certain assets of Environmental Equipment and Supplies, Inc. Environmental Equipment is a wholesale distributor of air conditioning and heating equipment and sells to approximately 300 licensed air conditioning and heating contractors. Environmental Equipment operates from two branches in Fort Smith and Jonesboro, Arkansas. Environmental Equipment reported revenues in 1994 of approximately $5.6 million.

     Central Air Conditioning Distributors, Inc. In October 1995, the Company acquired certain assets of Central Air Conditioning, Inc., a wholesale distributor of residential central air conditioners and related products. Central Air Conditioning sells to approximately 1,200 licensed air conditioning and heating contractors from five branches in North Carolina. Central Air Conditioning reported revenues of approximately $17.6 million in 1994.

THREE STATES ACQUISITION

     In December 1995, the Company entered into a letter of intent with respect to the proposed acquisition of Three States, a distributor of building materials used primarily in the air conditioning and heating industry. Three States reported revenues of approximately $45 million in 1994. The Company believes that Three States serves over 5,000 customers from its nine locations in Memphis and Nashville, Tennessee; Little Rock and Fort Smith, Arkansas; Jackson, Mississippi; Huntsville, Alabama; and St. Louis, Missouri.

     The terms of the letter of intent among the Company, Three States and the 99.8% stockholder of Three States provide that the Company will acquire the assets and assume certain liabilities of Three States. The purchase price will be calculated as of the closing date of the acquisition and is expected to be approximately $14 million, subject to adjustment. The consummation of the acquisition is subject to the negotiation of definitive agreements and certain other conditions, including satisfactory due diligence review by the Company and the absence of material adverse changes in the operation or condition of Three States, and accordingly there can be no assurance that the Company's acquisition of Three States will be consummated.

     The Company expects to use a portion of the net proceeds of this offering to pay for the acquisition of Three States. However, the acquisition of Three States is not contingent upon the completion of this offering. In the event this offering is not consummated, or if the net proceeds are not equal to the purchase price, the Company has received indications from its lenders that it will be able to obtain financing for the acquisition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

DISTRIBUTION OPERATIONS

     Products. The Company markets a complete line of residential central air conditioners (primarily under the Rheem brand name) and related parts and supplies and maintains sufficient inventory to meet its customers' immediate needs. The Company's strategy is to provide every product a contractor generally would require in order to install or repair a residential or light commercial central air conditioner. Such products include residential central air conditioners ranging from 1 1/2 to 5 tons*, light commercial air conditioners ranging up to 20 tons, insulation, grills, sheet metal and other ductwork, copper tubing, concrete pads, and tape. In addition, the Company also sells products such as electric and gas heating units, air-to-air heat pumps and rooftop equipment. Sales of air conditioning and heating equipment accounted for approximately 66% and 63% of the distribution subsidiaries' revenues for 1994 and the nine months ended September 30, 1995, respectively. Sales of parts and supplies (currently approximately 28,000 different parts and supplies) comprised the remaining portions of revenues. In 1994 and the nine months ended September 30, 1995, purchases of Rheem products represented approximately 57% and 55%, respectively, of the aggregate purchases of the Company's distribution subsidiaries. Any significant interruption in the delivery of Rheem's products would inhibit the Company's ability to continue to maintain its current inventory levels and could adversely affect the Company's business. The Company's future results of operations are also materially dependent upon the continued market acceptance of Rheem products and the ability of Rheem to continue to manufacture products that comply with laws relating to environmental and efficiency standards.

     Distribution and Sales. The Company operates out of 70 branch warehouses located in regions of the sunbelt which the Company believes have favorable demographic trends. The Company maintains well-stocked inventories at each warehouse location to meet the immediate needs of its customers. This is accomplished by transporting inventory between warehouses daily and either directly delivering products to customers with the Company's fleet of 137 trucks or making the products available for pick-up at the nearest branch. The Company has 111 commissioned salespeople who average 16 years of experience in the residential central air conditioning equipment industry.

     Customers and Customer Service. The Company sells to contractors and dealers who service the new construction and replacement markets for residential and light commercial central air conditioners. In 1995, the Company served over 13,600 customers, with no single customer accounting for more than 2% of consolidated revenues. The Company focuses on providing products where and when the customer needs them, technical support by phone or on site as required, and quick and efficient service at the branch locations. Management believes that the Company successfully competes with other distributors in the residential and light commercial central air conditioning market primarily on the basis of its experienced sales organization, strong service support, high quality reputation, extensive branch network and broad product lines.

MANUFACTURING OPERATIONS

     The Company produces over 4,000 electronic and mechanical components for air conditioning, heating and refrigeration equipment that are sold to over 5,000 wholesale distributors and OEMs, with no single customer accounting for more than 1% of consolidated revenues. The Company's products include: components, such as line tap and specialty valves, motor compressor protectors, liquid sight glasses, warm air controls; and equipment, such as vacuum pumps, and refrigerant recovery systems. Many of the Company's products are patented and compete in the market place based on uniqueness as well as quality and price. The Company's OEM customers include most of the major air conditioning manufacturers, including Rheem, Carrier Air Conditioning, Inc., and Inter-City Products Corporation.

     The Company conducts research and development to improve the quality and performance of its manufactured products and to develop new products and product line improvements. The Company performs research and development both in-house and by extensive field testing of products. The
------------------------
* The cooling capacity of air conditioning units is measured in tons. One ton of cooling capacity is equivalent to 12,000 BTUs and is generally adequate to air condition approximately 500 square feet of residential space.

Company's engineering staff, consisting of 11 employees, develops new customized products to end-user specification and continuously improves, supplements and enhances product lines with newly developed products.

RELATIONSHIP WITH RHEEM MANUFACTURING COMPANY

     The Company believes that it maintains a unique and mutually beneficial relationship with Rheem, the second largest manufacturer of residential central air conditioners in the United States. Rheem has a well-established reputation of producing high-quality, competitively priced products. The Company believes that Rheem's current product offerings, quality, serviceability and brand-name recognition allow the Company to operate favorably against its competitors. To maintain brand-name recognition, Rheem provides national advertising and participates with the Company in cooperative advertising programs and promotional incentives that are targeted to both contractors and homeowners. The Company estimates the replacement market currently accounts for approximately 65% of industry sales in the United States and is expected to increase as units installed in the 1970s and 1980s wear out and are replaced or updated to more energy-efficient models. The Company believes Rheem's products have wide acceptance in the replacement market based on their high efficiency and low noise level, two key homeowner considerations. Additionally, Rheem has demonstrated the flexibility to manufacture products to international specifications to meet export demands.

     The Company is Rheem's largest distributor and has been granted exclusive rights under distribution agreements for Rheem brand-name products in each of the most significant market areas and many of the major metropolitan areas in the United States sunbelt including: the State of Florida; the eastern half of Texas (including the Dallas, Houston, San Antonio and Austin metropolitan areas), southern and central California; the State of Arizona; the State of Nevada; western North Carolina (including the Charlotte metropolitan area) and additional territories in Louisiana, Alabama and Arkansas. The Company also has distribution rights for the Rheem brand-name or Weatherking brand-name (manufactured by Rheem) in substantially all of Central America, South America and the Caribbean.


     Rheem acquired minority ownership interests in Gemaire (20%), Comfort Supply (20%) and Heating & Cooling Supply (50%) as a joint venture partner in the acquisition of each of these subsidiaries. In February 1996, the Company and Rheem restructured their relationship by entering into the Exchange Agreement which the Company believes will enhance its ability to obtain future financings and to effect acquisitions. The terms of the Exchange Agreement provide for the exchange of $23 million of unregistered Common Stock of the Company (1,016,575 shares assuming the last reported sales price of the Common Stock on March 4, 1996 of $22.625) for Rheem's Minority Interests. The actual number of shares of Common Stock to be issued to Rheem will be determined based upon the average closing sales price of the Common Stock on the New York Stock Exchange for the ten trading days preceding the closing of the transactions contemplated by the Exchange Agreement. Based upon the foregoing assumption, upon completion of the Offering and consummation of the transactions contemplated by the Exchange Agreement, Rheem would own approximately 14% of the outstanding Common Stock of the Company. The closing of the transaction, which is expected to occur in the first quarter of 1996, is subject to certain conditions precedent, including the receipt of approval from the Federal Trade Commission. After the closing of the transactions contemplated by the Exchange Agreement, the Chief Executive Officer of Rheem shall be listed in Watsco's proxy as a nominee to the Company's board of directors.


     The Company's distribution subsidiaries operate under distribution agreements with Rheem. It is contemplated under the Exchange Agreement that the distribution agreements of three of the distribution subsidiaries (Gemaire, Comfort Supply and Heating & Cooling) will extend through 2006 with annual renewals thereafter. The fourth distribution agreement (Central Air Conditioning) can be terminated at any time without cause by either party. The Gemaire, Comfort Supply and Heating & Cooling distribution agreements contain provisions limiting the sale of products that are directly competitive with Rheem products. Based on the acceptance of other complimentary, non-competitive equipment products and the Company's additional focus on the sales of parts and supplies, the Company does not believe that these limitations have a material effect on its operations. Except for the limitations set forth in Gemaire's, Comfort Supply's and Heating & Cooling's distribution agreements, the Company may distribute other manufacturers' lines of air conditioning equipment.

     The Company and Rheem have modified certain other agreements with respect to each of the distribution subsidiaries on terms that are favorable to the Company. The previous agreements (see Note 10 to the Company's Consolidated Financial Statements) provided Rheem with the right to 'call' from the Company and the Company with the right to 'put' to Rheem the Company's ownership interests in Gemaire, Comfort Supply and Heating & Cooling during specified periods according to prescribed valuation formulas. The Company believes that the modifications included in the Exchange Agreement effectively eliminated the put/call agreements because the rights to 'put' or 'call' become exercisable primarily upon occurrence of certain insolvency events.

PERSONNEL SERVICES

     Dunhill, founded in 1952, is one of the nation's best known personnel service networks. Through franchised, licensed, and company-owned offices in 38 states, Puerto Rico and Canada, Dunhill provides permanent placement and temporary help services to business, professional and service organizations, government agencies, health care providers, and other employers. As of December 31, 1995, Dunhill's operations consisted of 115 franchised permanent placement offices and 18 franchised, 5 licensed, and 14 company-owned temporary personnel service offices. Dunhill's franchisees operate their businesses autonomously within the framework of the Company's policies and standards, and recruit, employ, and pay their own employees, including temporary employees. Dunhill's permanent placement division recruits primarily middle-management, sales, technical, administrative, and support personnel for permanent employment in a wide variety of industries and positions. The fees paid by employers to Dunhill for its permanent placement services are typically contingent upon the Company's successful placement of an employee and are generally a percentage of the annual compensation to be paid to the new employee.

     Dunhill receives an initial fee from all licensees and franchisees, and on-going revenues from (i) temporary help licensees of approximately 7% of the licensee's gross receipts and (ii) royalty fees from permanent placement and temporary help franchisees of approximately 7% and 1 1/2% to 3%, respectively, of gross franchisee receipts. Licenses and franchises are generally granted for 5 and 10 year terms, respectively, and are typically renewable at the option of the licensee or franchisee for additional terms of 5 and 10 years, respectively.

COMPETITION

     All of the Company's businesses operate in highly competitive environments. The Company's distribution business competes with a number of distributors and also with air conditioner manufacturers who distribute a significant portion of their products through factory-owned distribution organizations. Many of the manufacturers which have distribution organizations are larger and have greater financial resources than those of the Company. Competition within any given geographic market is based upon product availability, customer service, price and quality. The Company's manufacturing business has several major competitors, a few of which are larger and have greater financial resources. Dunhill competes with numerous other large and small national, regional, and local personnel service providers. Competitive pressures or other factors could cause the Company's products or services to lose market acceptance or result in significant price erosion, all of which would have a material adverse effect on the Company's profitability.

                                   MANAGEMENT

     Certain information concerning directors and executive officers of the Company and the Presidents of the principal subsidiaries of the Company is set forth below:

NAME                                       AGE     POSITION WITH THE COMPANY
----                                       ---     -------------------------
DIRECTORS AND EXECUTIVE OFFICERS
     Albert H. Nahmad                        55    Chairman of the Board and President
     Ronald P. Newman                        49    Chief Financial Officer, Secretary and Treasurer
     D.A. Coape-Arnold                       78    Director
     David B. Fleeman(1)                     82    Director
     James S. Grien(2)                       38    Director
     Paul F. Manley(1)(3)                    59    Director
     Bob L. Moss(2)                          48    Director
     Roberto Motta                           82    Director
     Alan H. Potamkin                        47    Director
PRINCIPAL SUBSIDIARY PRESIDENTS
     Kenneth A. Perkins                      58    President of Gemaire
     Donald H. Huslage                       64    President of Heating & Cooling
     Eric A. Young                           37    President of Comfort Supply
     Michael B. Huff                         34    President of Central Air Conditioning
     Neal Fischer                            44    President of Watsco Components, Inc.
     Daniel H. Abramson                      46    President of Dunhill

------------------------
(1) Member of the Compensation Committee of the Board of Directors.
(2) Member of the Stock Option Committee of the Board of Directors.
(3) Member of the Audit Committee of the Board of Directors.

     ALBERT H. NAHMAD has served as Chairman of the Board and President of the Company since 1973. Mr. Nahmad is the general partner of Alna Capital Associates, a New York limited partnership, which is the principal shareholder of the Company. Mr. Nahmad also serves as a member of the Board of Directors of the Panama Canal Commission, a United States federal agency. Additionally Mr. Nahmad is a director of American Bankers Insurance Group, Inc. and Pediatrix Medical Group, Inc., publicly held companies.

     RONALD P. NEWMAN has served as Chief Financial Officer, Secretary and Treasurer of the Company since 1982. Prior to joining the Company, Mr. Newman, a certified public accountant, was associated with the accounting firm of Arthur Young & Company from 1977 to 1982.

     D.A. COAPE-ARNOLD has been a director of the Company since 1981. Since 1988, Mr. Coape-Arnold has also served as Chairman of the Board and Chief Executive Officer of Dunhill. From 1982 to present, Mr. Coape-Arnold has served as a consultant for a variety of businesses. From 1978 until 1982, he served as Vice President of publicly held Wickes Corporation. From 1961 to 1978, Mr. Coape-Arnold served as Vice President and Group Executive of publicly held W.R. Grace & Co.

     DAVID B. FLEEMAN has been a director of the Company since 1977. Since 1956, Mr. Fleeman has served as the Managing Partner of Fleeman Builders, a Florida general partnership engaged primarily in real estate development.

     JAMES S. GRIEN has been a director of the Company since 1994. Mr. Grien is a Managing Director in the Investment Banking Group of Prudential Securities Incorporated and has been employed by Prudential Securities Incorporated in various positions since 1989.

     PAUL F. MANLEY has been a director of the Company since 1984. Mr. Manley served as Executive Director of the law firm of Holland & Knight from 1987 to 1991. From 1982 to 1987, Mr. Manley served as Vice President of Planning at Sensormatic Electronics Corporation, a publicly held manufacturer of electronic article surveillance systems. Prior to 1982, Mr. Manley served as the Managing Partner of the Miami office of Arthur Young & Company.

     BOB L. MOSS has been a director of the Company since 1992. Since 1986 Mr. Moss has served as President and Chief Executive Officer of Centex-Rooney Enterprises, Inc., Florida's largest general contractor and a subsidiary of publicly held Centex Corporation.

     ROBERTO MOTTA has been a director of the Company since 1975. Mr. Motta has been engaged as a private investor in various business activities for more than five years.

     ALAN H. POTAMKIN has been a director of the Company since 1994. Since 1970, Mr. Potamkin has served as President of Potamkin Companies, one of the nation's largest retail automobile dealers. In addition, Mr. Potamkin is an owner of various media properties and an owner of Office Depot, Inc. franchises in eastern Europe.

     KENNETH A. PERKINS, a co-founder of Gemaire in 1969, has served as its President since 1987. From 1969 to 1987, he served as Gemaire's Vice President--Marketing. Mr. Perkins has over 29 years of experience in the air conditioning industry.

     DONALD H. HUSLAGE has served as President of Heating & Cooling since 1995. Mr. Huslage has also served from 1993 to present as Chairman of the Board of Comfort Supply and from 1990 to 1993 as President of Comfort Supply. Mr. Huslage has over 43 years of experience in the air conditioning industry.

     ERIC A. YOUNG has served as President of Comfort Supply since 1993. From 1991 to 1993 he was employed as Executive Vice President of Comfort Supply.

     MICHAEL B. HUFF has served as President of Central Air Conditioning since 1995. From 1978 to 1995 he was employed in various capacities by Central Air Conditioning.

     NEAL FISCHER joined the Company in 1986 and has served as President of the Company's manufacturing subsidiaries since 1991. From 1986 to 1991 he served as Controller of the Company's manufacturing subsidiaries.

     DANIEL H. ABRAMSON has served as President of Dunhill since 1994. From 1992 to 1994, he served as Executive Vice President of Dunhill's professional search division. From 1986 to 1992, he owned and operated Dunhill Professional Search of Providence, Inc., a Dunhill franchisee.


     The Company's Articles of Incorporation provide for the Board of Directors to have up to nine members, to be divided as nearly as possible in three equal divisions to serve in staggered terms of three years. Each division currently consists of one director to be elected by the holders of Common Stock and two directors to be elected by the holders of Class B Common Stock. The number of members comprising the Board of Directors is presently set at eight, three of whom are Common Stock directors and five of whom are Class B directors. At present Messrs. Manley (Common Stock), Nahmad (Class B) and Coape-Arnold (Class
B) serve until the 1996 annual meeting of shareholders, Messrs. Potamkin (Common Stock) and Motta (Class B) serve until the 1997 annual meeting of shareholders and Messrs. Grien (Common Stock), Fleeman (Class B) and Moss (Class B) serve until the 1998 annual meeting of shareholders. Upon completion of this offering and assuming the issuance of 1,016,575 shares of Common Stock to Rheem in connection with the Exchange Agreement, Albert H. Nahmad, the Company's Chairman and President, and a limited partnership controlled by him, collectively will retain beneficial ownership of approximately 4.8% of the Common Stock and 60.8% of the Class B Common Stock and will have approximately 32.7% of the combined voting power of the outstanding Common Stock and Class B Common Stock. Mr. Nahmad will continue to have the voting power to elect all but three members of the Company's nine-person Board of Directors.


                              SELLING SHAREHOLDERS


     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock by the Selling Shareholders as of the date of this Prospectus, as adjusted to reflect (i) the sale of the Common Stock offered hereby and (ii) the issuance of 1,016,575 shares of Common Stock issuable to Rheem pursuant to the Exchange Agreement, assuming Rheem is issued shares of Common Stock at $22.625 per share (the last reported sale price of the Common Stock on March 4, 1996). See 'Business--Relationship with Rheem Manufacturing Company.'


                                                                                                                     CLASS B
                                                                 COMMON STOCK                                     COMMON STOCK
                                    -----------------------------------------------------------------------   -------------------
                                       BENEFICIAL                             BENEFICIAL
                                       OWNERSHIP                                OWNERSHIP      % OF CLASS        BENEFICIAL
                                    PRIOR TO OFFERING                      AFTER OFFERING    AFTER OFFERING       OWNERSHIP
                                    -----------------                    -----------------   AND ISSUANCE     -----------------
                                    NUMBER OF   % OF      NUMBER OF      NUMBER OF   % OF    OF SHARES TO     NUMBER OF   % OF
                                      SHARES    CLASS   SHARES OFFERED     SHARES    CLASS       RHEEM         SHARES     CLASS
                                    ---------   -----   --------------   ---------   -----   --------------   ---------   -----

Alna Capital Associates(1).........  162,510     3.4%        55,720       106,790     1.7%         1.5%          677,345    41.4%
505 Park Avenue
New York, NY 10022

Albert H. Nahmad(2)................  469,685     9.2        100,000       313,966     4.8          4.2         1,183,559    60.8
2665 S. Bayshore Drive
Suite 901
Miami, FL 33133


Oliver M. Butler and
Marjorie E. Butler
Declaration of Trust(3)............  286,405     6.0        286,405            --      --           --            --        --
6978 Del Cerro Blvd.
San Diego, CA 92120

O.M. Butler(4).....................  294,280     6.1          7,875            --      --           --            --        --
6978 Del Cerro Blvd.
San Diego, CA 92120


Ronald P. Newman(5)................   91,415     1.9         50,000        41,415      .7           .5            40,213     2.7
2665 S. Bayshore Drive
Suite 901
Miami, FL 33133


------------------------
(1) Alna Capital Associates is a New York limited partnership of which Mr. Nahmad owns a 43% interest and is the sole general partner ('Alna Capital'). Mr. Nahmad is Chairman of the Board and President of the Company. See 'Management.' The number of shares of Class B Common Stock indicated includes (i) 512,211 shares directly owned and (ii) 165,134 shares issuable upon the conversion of the Company's Convertible Debentures.

(2) Includes 162,510 shares of Common Stock and 677,345 shares of Class B Common Stock indicated as beneficially owned by Alna Capital. See footnote (1) above. The number of shares of Common Stock indicated also includes (i) 8,401 shares directly owned; (ii) 8,599 shares owned pursuant to the Watsco,

    Inc. Profit Sharing Retirement Plan; (iii) 3,300 shares owned by Mr. Nahmad's children; and (iv) 286,875 shares issuable upon the exercise of presently exercisable options granted pursuant to the Company's 1991 Stock Option Plan. The number of shares of Class B Common Stock indicated includes
    (i) 192,955 shares directly owned; (ii) 291,375 shares issuable upon the exercise of presently exercisable options granted pursuant to the 1991 Stock Option Plan; and (iii) 21,884 shares issuable upon the conversion of the Company's Convertible Debentures.

(3) The Oliver M. Butler and Marjorie E. Butler Declaration of Trust is a trust organized under the laws of California and Mr. Butler and his wife are Co-Trustees.

(4) The number of shares of Common Stock indicated (i) includes 286,405 shares owned by the Oliver M. Butler and Marjorie E. Butler Declaration of Trust and (ii) 7,875 shares issuable upon the exercise of presently exercisable options granted pursuant to the 1991 Stock Option Plan. Mr. Butler served as Chairman of the Board of Heating & Cooling and as a director of the Company from October 1990 until his resignation in December 1995.


(5) The number of shares of Common Stock indicated includes (i) 3,513 shares directly owned; (ii) 4,420 shares owned pursuant to the Watsco, Inc. Profit Sharing Retirement Plan; (iii) 1,702 shares owned by Mr. Newman's spouse; and (iv) 81,780 shares issuable upon the exercise of presently exercisable options granted pursuant to the 1991 Stock Option Plan. Prior to the Offering, the number of shares of Class B Common Stock included (i) 14,403 shares directly owned and (ii) 37,013 shares issuable upon the exercise of presently exercisable options granted pursuant to the 1991 Stock Option Plan. In connection with the Offering, Mr. Newman will surrender to the Company 11,203 shares of Class B Common Stock to fund certain tax obligations arising from the option exercise. Mr. Newman is Chief Financial Officer, Secretary and Treasurer of the Company. See 'Management.'

                                  UNDERWRITING

     The Underwriters named below (the 'Underwriters'), for whom Prudential Securities Incorporated and Robert W. Baird & Co. Incorporated are acting as the representatives (the 'Representatives'), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Shareholders the number of shares of Common Stock set forth below opposite their respective names:

                                                                        NUMBER
UNDERWRITER                                                           OF SHARES
-----------                                                           ---------

Prudential Securities Incorporated ................................     731,250
Robert W. Baird & Co. Incorporated ................................     731,250
Goldman, Sachs & Co. ..............................................     112,500
Lazard Freres & Co. LLC ...........................................     112,500
Raymond James & Associates, Inc. ..................................      56,250
Cleary Gull Reiland & McDevitt Inc. ...............................      28,125
C.L. King & Associates, Inc. ......................................      28,125
                                                                      ---------
       Total.......................................................   1,800,000
                                                                      ---------
                                                                      ---------


     The Company and the Selling Shareholders are obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.


     The Underwriters, through their Representatives, have advised the Company and the Selling Shareholders that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $0.70 per share; and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the public offering, the offering price and the concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 270,000 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 1,800,000 shares.


     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended.


     The Company, each of the Company's directors and executive officers and the Selling Shareholders holding 225,980 shares of Common Stock (excluding the shares of Common Stock offered hereby) and 801,449 shares of Class B Common Stock have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of an option to purchase or other disposition) of any shares of Common Stock or Class B Common Stock or any securities convertible into, or exchangeable or exercisable for, shares of Common Stock or Class B Common Stock, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters for a period of 120 days after the date of this Prospectus, except for issuances pursuant to the exercise of employee stock options outstanding as of the date of this Prospectus or pursuant to the terms of convertible securities of the Company outstanding as of the date of this Prospectus.

     The shares of Common Stock issued to Rheem will be 'Restricted Securities' as defined in Rule 144 under the Securities Act ('Rule 144') and will be subject to all the limitations on resale imposed by Rule 144. In general, under Rule 144 as currently in effect, a person may not freely transfer Restricted Securities for two years. Thereafter, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Restricted Securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1.0% of the outstanding shares of Common Stock (approximately 72,760 shares based upon the number of shares outstanding after the offering and the consummation of the Exchange Agreement) or the reported weekly average trading volume of the Common Stock on the New York Stock Exchange for the four weeks preceding the sale. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. Persons who have not been affiliates of the Company for at least three months and who have held their shares for more than three years are entitled to sell Restricted Securities without regard to the volume, manner of sale, notice and public information requirements of Rule 144.


     James S. Grien, a director of the Company, is a Managing Director in the Investment Banking Group of Prudential Securities Incorporated, one of the Representatives.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida. Certain legal matters will be passed upon for the Underwriters by King & Spalding. King & Spalding will rely upon the opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. as to all matters of Florida law.

                                    EXPERTS

     The financial statements, schedules and five-year selected financial data included in this Prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent certified public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The financial statements of Three States as of December 31, 1994 and for the period then ended included in this Prospectus have been audited by Rhea & Ivy, P.L.C., independent certified public accountants, as stated in their report appearing herein, and have been so included in reliance upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the Public Reference Section of the Commission maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade

Center, 13th Floor, New York, New York 10048, and at Suite 1400, 500 W. Madison Street, Chicago, Illinois 60661, and copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended. This Prospectus omits certain information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in such instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (File No. 1-5581) with the Commission are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994; (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; and (3) the Company's Registration Statement on Form 8-A filed May 4, 1994, registering the Company's Common Stock under Section 12(b) of the Exchange Act. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the Common Stock registered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that the statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom this Prospectus is delivered, upon a written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Request for such copies should be delivered to Ronald P. Newman, Chief Financial Officer, 2665 South Bayshore Drive, Miami, Florida 33133, telephone (305) 858-0828.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
REGISTRANT

WATSCO, INC. AND SUBSIDIARIES--

Report of Independent Certified Public Accountants--Arthur Andersen LLP....................................    F-2

Consolidated Balance Sheets as of December 31, 1993, December 31, 1994
  and September 30, 1995 (unaudited).......................................................................    F-3

Consolidated Statements of Income for the Years Ended December 31, 1992,
  December 31, 1993 and December 31, 1994 and for the Nine Months Ended
  September 30, 1994 and 1995 (unaudited)..................................................................    F-4

Consolidated Statements of Shareholders' Equity for the Years Ended
  December 31, 1992, December 31, 1993 and December 31, 1994 and
  for the Nine Months Ended September 30, 1995 (unaudited).................................................    F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1992,
  December 31, 1993 and December 31, 1994 and for the Nine Months Ended
  September 30, 1994 and 1995 (unaudited)..................................................................    F-6

Notes to Consolidated Financial Statements.................................................................    F-7

BUSINESS TO BE ACQUIRED

THREE STATES SUPPLY COMPANY, INC.--

Report of Independent Certified Public Accountants--Rhea & Ivy, P.L.C......................................   F-25

Balance Sheets as of December 31, 1994 and September 30, 1995 (unaudited)..................................   F-26

Statements of Income and Retained Earnings for Year Ended December 31, 1994
  and for the Nine Months Ended September 30, 1994 and 1995 (unaudited)....................................   F-27

Statements of Cash Flows for the Year Ended December 31, 1994
  and for the Nine Months Ended September 30, 1994 and 1995 (unaudited)....................................   F-28

Notes to Financial Statements..............................................................................   F-29

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Unaudited Pro Forma Combined Balance Sheet as of September 30, 1995........................................   F-34

Unaudited Pro Forma Combined Statements of Income for the Year Ended
  December 31, 1994 and for the Nine Months Ended September 30, 1995.......................................   F-35

Notes to Unaudited Pro Forma Combined Financial Statements.................................................   F-37

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WATSCO, INC.:

     We have audited the accompanying consolidated balance sheets of Watsco, Inc. (a Florida corporation) and subsidiaries as of December 31, 1993 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watsco, Inc. and subsidiaries as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

     We have also audited, in accordance with generally accepted auditing standards, the balance sheets as of December 31, 1990, 1991 and 1992, and the related statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1992 (none of which are presented herein), and have expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the selected financial data for each of the five years in the period ending December 31, 1994, appearing on page 10, is fairly stated in all material respects in relation to the financial statements from which it has been derived.

ARTHUR ANDERSEN LLP


Fort Lauderdale, Florida,
March 13, 1995 (except with respect to
the matters discussed in Note 15, as to
which the date is March 4, 1996).

                         WATSCO, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                DECEMBER 31,
                                                                            --------------------    SEPTEMBER 30,
                                                                              1993        1994             1995
                                                                            --------    --------    -------------
                                                                                                    (UNAUDITED)
                                 ASSETS
Current assets:
  Cash and cash equivalents..............................................   $  1,093    $  1,744    $     3,190
  Marketable securities..................................................      1,501       3,227          1,281
  Accounts receivable, net...............................................     30,257      34,811         47,413
  Inventories............................................................     48,959      49,259         61,654
  Prepaid expenses and other current assets..............................      4,875       4,608          5,123
                                                                            --------    --------    -------------
Total current assets.....................................................     86,685      93,649        118,661
                                                                            --------    --------    -------------
Property, plant and equipment, net.......................................      6,554       8,829         10,537
Intangible assets, net...................................................     13,449      13,164         14,353
Other assets.............................................................      2,997       4,022          4,014
                                                                            --------    --------    -------------
                                                                            $109,685    $119,664    $   147,565
                                                                            --------    --------    -------------
                                                                            --------    --------    -------------
                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term obligations...............................   $  1,069    $  1,781    $       744
  Borrowings under revolving credit agreements...........................     26,151      32,034         49,433
  Accounts payable.......................................................     15,483      13,108         15,921
  Accrued liabilities....................................................      4,720       6,631          7,578
                                                                            --------    --------    -------------
Total current liabilities................................................     47,423      53,554         73,676
                                                                            --------    --------    -------------
Long-term obligations:
  Bank and other debt....................................................      3,672       2,719          4,026
  Subordinated note......................................................      2,500       2,500          2,500
  Convertible subordinated debentures....................................      1,676       1,505          1,341
                                                                            --------    --------    -------------
                                                                               7,848       6,724          7,867
                                                                            --------    --------    -------------
Deferred income taxes....................................................      1,107         713            638
Minority interests.......................................................     11,553      11,857         12,780
Commitments and contingencies (Notes 2 and 12)
Shareholders' equity:
  Common Stock, $.50 par value, 4,596,648, 4,658,010 and 4,783,129 shares issued and outstanding in 1993 and 1994 and September 30, 1995,
     respectively........................................................      2,298       2,329          2,392
  Class B Common Stock, $.50 par value, 1,487,928, 1,492,725 and
       1,485,171 shares issued and outstanding in 1993 and 1994 and
     September 30, 1995, respectively....................................        744         746            742
  Paid-in capital........................................................     18,131      18,565         19,205
  Retained earnings......................................................     20,581      25,176         30,265
                                                                            --------    --------    -------------
Total shareholders' equity...............................................     41,754      46,816         52,604
                                                                            --------    --------    -------------
                                                                            $109,685    $119,664    $   147,565
                                                                            --------    --------    -------------
                                                                            --------    --------    -------------

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                         WATSCO, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          NINE MONTHS ENDED
                                                         YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                                     --------------------------------    --------------------
                                                       1992        1993        1994        1994        1995
                                                     --------    --------    --------    --------    --------
                                                                                             (UNAUDITED)
Revenues:
  Net sales.......................................   $169,140    $203,067    $253,433    $191,424    $226,689
  Service fees and royalties......................     25,493      27,589      30,298      22,460      23,501
                                                     --------    --------    --------    --------    --------
Total revenues....................................    194,633     230,656     283,731     213,884     250,190
                                                     --------    --------    --------    --------    --------
Costs and expenses:
  Cost of sales...................................    129,262     157,213     197,397     148,183     175,603
  Direct service expenses.........................     19,812      21,513      23,122      17,035      18,040
  Selling, general and administrative expenses....     35,629      40,540      48,169      36,036      41,020
                                                     --------    --------    --------    --------    --------
Total costs and expenses..........................    184,703     219,266     268,688     201,254     234,663
                                                     --------    --------    --------    --------    --------
Operating income..................................      9,930      11,390      15,043      12,630      15,527
                                                     --------    --------    --------    --------    --------
Other income (expense):
  Investment income, net..........................        401         383         140          82         181
  Interest expense................................     (3,197)     (2,756)     (3,155)     (2,278)     (3,064)
  Insurance proceeds..............................      --          1,130       --          --          --
                                                     --------    --------    --------    --------    --------
                                                       (2,796)     (1,243)     (3,015)     (2,196)     (2,883)
                                                     --------    --------    --------    --------    --------
Income before income taxes and
  minority interests..............................      7,134      10,147      12,028      10,434      12,644
Income taxes......................................     (2,746)     (3,819)     (4,630)     (4,065)     (4,867)
Minority interests................................     (1,470)     (1,287)     (1,636)     (1,446)     (1,744)
                                                     --------    --------    --------    --------    --------
Net income........................................   $  2,918    $  5,041    $  5,762    $  4,923    $  6,033
                                                     --------    --------    --------    --------    --------
                                                     --------    --------    --------    --------    --------
Primary earnings per share........................       $.70        $.85        $.89        $.77        $.91
Fully diluted earnings per share..................       $.64        $.82        $.87        $.74        $.87

The accompanying notes to consolidated financial statements are an integral part of these statements.

                         WATSCO, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 COMMON STOCK                               RECEIVABLE
                                                              -------------------    PAID-IN    RETAINED    FROM STOCK
                                                               SHARES      AMOUNT    CAPITAL    EARNINGS    ISSUANCE
                                                              ---------    ------    -------    --------    ----------
BALANCE AT DECEMBER 31, 1991...............................   3,733,628    $ 1,867   $ 3,612    $  15,392   $    (39)
5% stock dividend..........................................     186,447         93     1,132       (1,225)
Conversion of debentures into Common Stock.................     126,434         63       705
Issuance of Common Stock...................................      79,200         40       523
Contribution to 401(k) plan................................      11,788          6        92
Exercise of stock options..................................     259,641        130       512
Common stock cash dividends, $.150 per share of Common
  Stock and $.143 per Class B share........................                                          (588)
Reduction of receivable from stock issuance................                                                       39
Net income.................................................                                         2,918
                                                              ---------    ------    -------    --------    ----------
BALANCE AT DECEMBER 31, 1992...............................   4,397,138      2,199     6,576       16,497         --
Conversion of debentures into Common Stock.................     444,009        222     2,385
Issuance of Common Stock...................................   1,200,000        600     8,895
Contribution to 401(k) plan................................      12,847          6       105
Exercise of stock options..................................      30,582         15       170
Common stock cash dividends, $.16 per share of Common Stock
  and $.16 per Class B share...............................                                          (887)
Dividends on 6.5% Series A preferred stock of subsidiary...                                           (70)
Net income.................................................                                         5,041
                                                              ---------    ------    -------    --------    ----------
BALANCE AT DECEMBER 31, 1993...............................   6,084,576      3,042    18,131       20,581         --
Conversion of debentures into Common Stock.................      28,330         14       178
Contribution to 401(k) plan................................      12,680          6       131
Exercise of stock options..................................      25,149         13       125
Common stock cash dividends, $.17 per share of Common Stock
and $.17 per Class B share.................................                                        (1,037)
Dividends on 6.5% Series A preferred stock of subsidiary...                                          (130)
Net income.................................................                                         5,762
                                                              ---------    ------    -------    --------    ----------
BALANCE AT DECEMBER 31, 1994...............................   6,150,735      3,075    18,565       25,176         --
Conversion of debentures into Common Stock (unaudited).....      24,403         12       152
Exercise of stock options and warrants (unaudited).........      93,162         47       488
Common stock cash dividends, $.05 per share of Common Stock
and $.05 per Class B share (unaudited).....................                                          (847)
Dividends on 6.5% Series A preferred stock of
  subsidiary (unaudited)...................................                                           (97)
Net income (unaudited).....................................                                         6,033
                                                              ---------    ------    -------    --------    ----------
BALANCE AT SEPTEMBER 30, 1995 (UNAUDITED)..................   6,268,300    $ 3,134   $19,205    $  30,265   $     --
                                                              ---------    ------    -------    --------    ----------
                                                              ---------    ------    -------    --------    ----------

The accompanying notes to consolidated financial statements are an integral part of these statements.

                         WATSCO, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                    NINE MONTHS ENDED
                                                                    YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                                  -----------------------------    -------------------
                                                                   1992       1993       1994        1994       1995
                                                                  -------    -------    -------    --------    -------
                                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.....................................................   $ 2,918    $ 5,041    $ 5,762    $  4,923    $ 6,033
Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization................................     1,878      1,849      2,345       1,633      2,057
  Provision for doubtful accounts..............................       834        315        597         639        575
  Net investment gains.........................................      (172)      (161)        (6)         (3)       (13)
  Deferred income tax benefit..................................      (246)      (455)      (237)        (95)       (75)
  Noncash stock contribution to 401(k) plan....................        98        111        137       --         --
  Minority interests, net of dividends paid....................       856        549        304         714        926
  Changes in operating assets and liabilities, net of effects of acquisitions in 1993 and 1995:
    Accounts receivable........................................    (2,441)    (1,155)    (5,151)     (7,820)    (9,305)
    Inventories................................................       969      1,462       (300)    (11,839)    (6,128)
    Accounts payable and accrued liabilities...................     1,635     (5,676)      (797)      8,347      2,022
    Other, net.................................................      (636)      (936)      (229)        152       (137)
                                                                  -------    -------    -------    --------    -------
Net cash provided by (used in) operating activities............     5,693        944      2,425      (3,349)    (4,045)
                                                                  -------    -------    -------    --------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash used in acquisitions, net of cash acquired................     --        (3,547)     --          --        (8,175)
Capital expenditures, net......................................    (1,957)    (2,994)    (4,148)     (2,224)    (3,165)
Net proceeds from (purchases of) marketable securities
    transactions...............................................     1,044       (906)    (2,258)       (816)     1,986
                                                                  -------    -------    -------    --------    -------
Net cash used in investing activities..........................      (913)    (7,447)    (6,406)     (3,040)    (9,354)
                                                                  -------    -------    -------    --------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term obligations............................    (1,374)    (3,874)      (222)       (421)    (2,145)
Net borrowings (repayments) under revolving credit
agreements.....................................................    (5,170)     1,865      5,883       8,063     17,399
Net proceeds from issuances of common stock....................       957      9,680        138          71        535
Cash dividends.................................................      (588)      (887)    (1,037)       (770)      (847)
Other, net.....................................................        39        (70)      (130)        (97)       (97)
                                                                  -------    -------    -------    --------    -------
Net cash provided by (used in) financing activities............    (6,136)     6,714      4,632       6,846     14,845
                                                                  -------    -------    -------    --------    -------
Net increase (decrease) in cash and cash equivalents...........    (1,356)       211        651         457      1,446
Cash and cash equivalents at beginning of period...............     2,238        882      1,093       1,093      1,744
                                                                  -------    -------    -------    --------    -------
Cash and cash equivalents at end of period.....................   $   882    $ 1,093    $ 1,744    $  1,550    $ 3,190
                                                                  -------    -------    -------    --------    -------
                                                                  -------    -------    -------    --------    -------

SUPPLEMENTAL DISCLOSURES:
Income taxes paid..............................................   $ 1,476    $ 5,215    $ 4,709    $  2,808    $ 1,639
                                                                  -------    -------    -------    --------    -------
                                                                  -------    -------    -------    --------    -------
Interest paid..................................................   $ 3,329    $ 3,056    $ 3,149    $  2,411    $ 1,022
                                                                  -------    -------    -------    --------    -------
                                                                  -------    -------    -------    --------    -------

     During the year ended December 31, 1994 and the nine months ended September 30, 1995, $192,000 and $164,000, respectively, of 10% Convertible Subordinated Debentures due 1996 were converted into Class B Common Stock.

     In connection with acquisitions during 1993 and the nine months ended September 30, 1995, the Company assumed liabilities of $19,832,000 and $4,003,000, respectively. (See Notes 8 and 15).

The accompanying notes to consolidated financial statements are an integral part of these statements.

                         WATSCO, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of Watsco, Inc. ('Watsco') and its subsidiaries (the 'Company'). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's consolidated subsidiaries that are less than wholly-owned include 80% equity interests in Gemaire Distributors, Inc. ('Gemaire') and Comfort Supply, Inc. ('Comfort Supply'), and a 50% equity interest in Heating & Cooling Supply, Inc. ('Heating & Cooling'). Watsco has an option to increase its equity interest in Heating & Cooling to 50.25%. Minority interests in the accompanying consolidated financial statements include the portions of net income and equity of Gemaire, Comfort Supply and Heating & Cooling owned by Rheem Manufacturing Company ('Rheem').

     The accompanying unaudited consolidated financial statements as of September 30, 1995 and for the nine months ended September 30, 1994 and 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the rules and regulations of the Securities and Exchange Commission. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements of the Company included herein. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the nine months ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995.

     REVENUE RECOGNITION

     The Company recognizes revenue upon shipment of products for its manufacturing and distribution businesses and upon delivery of services for its personnel services business.

     INVENTORIES

     Effective January 1, 1994, certain of the Company's subsidiaries changed their method of accounting for inventories from the last-in, first-out ('LIFO') method to the first-in, first-out ('FIFO') method. The Company believes that the FIFO method provides a better matching of current costs and current revenues and provides a more meaningful presentation of these subsidiaries' financial position. These subsidiaries' inventories represented approximately 12% of the Company's consolidated inventories at the date of the change. Following the change, all of the Company's inventories are valued at the lower of FIFO cost or market. The effect of this accounting change was not material to the Company's previously reported or current year results of operations; accordingly, prior year amounts have not been restated.

     PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are carried at cost. Depreciation of property, plant and equipment is provided on the straight-line method. Buildings and improvements are being depreciated over estimated useful lives ranging from 5-40 years. Estimated useful lives for other depreciable assets range from 3-10 years.

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     INTANGIBLE ASSETS

     Intangible assets, net of accumulated amortization of $1,275,000, $1,639,000 and $1,936,000 at December 31, 1993 and 1994 and September 30, 1995,
respectively, consists of goodwill arising from the excess of the cost of acquired businesses over the fair value of their tangible net assets. Goodwill is amortized on a straight-line basis over 40 years. The Company periodically reviews goodwill based upon expectations of undiscounted cash flows and operating income to assess whether recorded amounts are fully recoverable. Amortization expense related to goodwill amounted to $312,000, $358,000, $364,000 and $297,000 in 1992, 1993, 1994 and the nine months ended September 30, 1995, respectively.

     INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes' ('SFAS No. 109'). Under SFAS No. 109, deferred tax assets and liabilities reflect the future tax consequences of the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     MARKETABLE SECURITIES

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, 'Accounting for Certain Investments in Debt and Equity Securities'. The adoption of this statement did not have a material effect on the Company's consolidated operating results or financial position in 1994. At December 31, 1993 and 1994 and September 30, 1995, marketable securities consists primarily of tax exempt municipal bonds. Such marketable securities have been classified as 'available for sale' by the Company. At December 31, 1994 and September 30, 1995, the cost of such securities approximates market value.

     CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution or investment. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions. The Company establishes and monitors an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information. At December 31, 1993 and 1994 and September 30, 1995, the allowance for doubtful accounts was $3,012,000, $2,681,000 and $3,181,000, respectively.

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

1. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     EARNINGS PER SHARE

     Primary earnings per share is computed by dividing net income, less subsidiary preferred stock dividends in 1993 and 1994 and the nine months ended September 30, 1994 and 1995, by the total of the weighted average number of shares outstanding and common stock equivalents. Fully diluted earnings per share additionally assumes, if dilutive, conversion of the 10% Convertible Subordinated Debentures due 1996 (the 'Class B Debentures'), with earnings being increased for interest expense, net of income taxes, that would not have been incurred had conversion taken place at the beginning of the year.

     Shares used to calculate earnings per share (restated in 1992, 1993 and 1994 to reflect a 3-for-2 stock split effected May 15, 1995--see Note 15) are as follows:

                                                                                    NINE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                              ---------------------------------   ---------------------
                                                1992        1993        1994        1994        1995
                                              ---------   ---------   ---------   ---------   ---------
                                                                                       (UNAUDITED)
Weighted average shares outstanding           3,985,320   5,744,052   6,107,275   6,095,794   6,171,227
Dilutive stock options and warrants.........    173,763     124,530     218,853     211,888     336,831
                                              ---------   ---------   ---------   ---------   ---------
Shares for primary earnings per share         4,159,083   5,868,582   6,326,128   6,307,682   6,508,058
Assumed conversion of debenture.............    816,187     470,461     267,561     274,032     246,278
Additional dilution of stock options and
  warrants..................................    116,032      --          52,573      22,584     175,909
                                              ---------   ---------   ---------   ---------   ---------
Shares for fully diluted earnings per
  share.....................................  5,091,302   6,339,043   6,646,262   6,604,298   6,930,245
                                              ---------   ---------   ---------   ---------   ---------
                                              ---------   ---------   ---------   ---------   ---------

2. INVENTORIES

     Inventories consists of (in thousands):

                                                                   DECEMBER 31,
                                                               --------------------      SEPTEMBER 30,
                                                                1993         1994              1995
                                                               -------      -------      -------------
                                                                                         (UNAUDITED)
Raw materials................................................  $ 3,921      $ 4,058      $    4,633
Work-in-process..............................................      721        1,152           1,380
Finished goods...............................................   44,317       44,049          55,641
                                                               -------      -------      -------------
                                                               $48,959      $49,259      $   61,654
                                                               -------      -------      -------------
                                                               -------      -------      -------------

     Rheem is a major supplier to the Company under long-term distribution agreements. Purchases under these agreements were $90,435,000, $113,117,000 and $93,609,000, or 57%, 57% and 55% of the Company's distribution subsidiaries' aggregate purchases in 1993 and 1994 and the nine months ended September 30, 1995, respectively. Included in accounts payable in the consolidated balance sheets are

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

2. INVENTORIES--(CONTINUED)

amounts owed to Rheem totaling $6,267,000 and $4,207,000 at December 31, 1993 and 1994, respectively. At December 31, 1994, the Company had non-cancelable purchase commitments to Rheem of approximately $15,890,000.

3. PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net, consists of (in thousands):

                                                                       DECEMBER 31,
                                                                    -------------------    SEPTEMBER 30,
                                                                     1993        1994             1995
                                                                    -------    --------    -------------
                                                                                           (UNAUDITED)
Land and buildings................................................  $ 3,550    $  4,023    $     4,266
Machinery and equipment...........................................    8,990      10,021         11,054
Furniture and fixtures............................................    3,542       5,461          7,597
                                                                    -------    --------    -------------
                                                                     16,082      19,505         22,917
Less: accumulated depreciation and amortization...................   (9,528)    (10,676)       (12,380)
                                                                    -------    --------    -------------
                                                                    $ 6,554    $  8,829    $    10,537
                                                                    -------    --------    -------------
                                                                    -------    --------    -------------

4. REVOLVING CREDIT AGREEMENTS

     Borrowings under revolving credit agreements consist of (in thousands):

                                                                        DECEMBER 31,
                                                                     ------------------    SEPTEMBER 30,
                                                                      1993       1994            1995
                                                                     -------    -------    -------------
                                                                                           (UNAUDITED)
Variable-rate revolving note of Gemaire............................  $ 4,200    $ 7,400    $   23,700
Variable-rate revolving note of Heating & Cooling..................   18,035     19,260        17,833
Variable-rate revolving note of Comfort Supply.....................    3,916      5,374         7,900
                                                                     -------    -------    -------------
                                                                     $26,151    $32,034    $   49,433
                                                                     -------    -------    -------------
                                                                     -------    -------    -------------

     At December 31, 1994, borrowings under the Gemaire revolving note, which expires in 1998, may not exceed $15,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Gemaire's option, interest is at 3/8% below the bank's prime rate or a fixed rate equal to the LIBOR rate plus 1.0% and is payable quarterly. The note is secured by substantially all of Gemaire's assets (with an aggregate carrying value of $23,672,000 at December 31, 1994) and is without recourse to Watsco. In connection with the purchase of certain assets from H.B. Adams, Inc. ('H.B. Adams') on March 13, 1995 (see Note 15), Gemaire amended its existing revolving credit agreement such that aggregate borrowings available under the agreement were increased to $27,000,000. Under the amended agreement, at Gemaire's option, interest is at 1 5/8% below the bank's prime rate, payable quarterly, or a fixed rate equal to the LIBOR rate plus .75%, payable at the end of the fixed period.

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

4. REVOLVING CREDIT AGREEMENTS--(CONTINUED)

     At December 31, 1994, borrowings under the Heating & Cooling revolving note, which expires in 1995, may not exceed $23,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Heating & Cooling's option, interest is at 1/4% above the bank's prime rate or a fixed rate 1.50% over the lower of the Eurodollar rate or the bank's certificate of deposit rate for deposits of similar duration and is payable monthly. The note is secured by substantially all of Heating & Cooling's assets (with an aggregate carrying value of $33,636,000 at December 31, 1994) and is without recourse to Watsco. In September 1995, Heating & Cooling entered into a new revolving note, which expires in 1998. Under the new revolving note, borrowings may not exceed $25,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Heating & Cooling's option, interest is at 1/2% below the bank's prime rate, or a fixed rate equal to the LIBOR rate plus .90% or the bank's certificate of deposit rate plus .90% or offshore rates for deposits of similar duration and is payable monthly.

     At December 31, 1994, borrowings under the Comfort Supply revolving note, which expires in 1996, may not exceed $12,000,000 and are subject to maintenance of certain levels of accounts receivable and inventories. At Comfort Supply's option, interest is at the lesser of the bank's prime rate (prime rate less
1 5/8% at September 30, 1995), or a fixed rate equal to the LIBOR rate plus 1.0% (plus .75% at September 30, 1995) and is payable monthly. The note is secured by substantially all of Comfort Supply's assets (with an aggregate carrying value of $15,558,000 at December 31, 1994) and is without recourse to Watsco. The Company expects to extend or obtain replacement financing for the revolving note prior to its expiration.

     The Company also has an unsecured $3,000,000 line of credit facility with a bank expiring in May 1997. At the Company's option, borrowings under the facility bear interest at the lesser of the bank's prime rate (prime rate less
1 5/8% at September 30, 1995), or a fixed rate equal to the LIBOR rate plus .75% and is payable quarterly. At December 31, 1994 and September 30, 1995, there were no outstanding borrowings under the facility.

     The terms of the Gemaire, Heating & Cooling and Comfort Supply revolving credit agreements restrict the transfer of their net assets and limit the payment of dividends to their shareholders. At December 31, 1994, Watsco's proportionate share of the aggregate net assets of Gemaire, Heating & Cooling and Comfort Supply was $19,812,000 of which $4,296,000 was unrestricted.

     At December 31, 1993 and 1994, the weighted average interest rate for the borrowings under revolving credit agreements was 5.5% and 7.6%, respectively. The weighted average rates were 7.1%, 5.7% and 6.7% during 1992, 1993 and 1994, respectively.

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

5. LONG-TERM OBLIGATIONS

     Bank and other debt (net of current portion) consists of (in thousands):

                                                                          DECEMBER 31,
                                                                        ----------------    SEPTEMBER 30,
                                                                         1993      1994           1995
                                                                        ------    ------    -------------
                                                                                            (UNAUDITED)
8 1/2% first mortgage note............................................  $  382    $  254    $      155
Variable-rate second mortgage note....................................     879      --             603
Variable-rate term note of Gemaire....................................   1,700     1,300         1,000
Other.................................................................     711     1,165         2,268
                                                                        ------    ------    -------------
                                                                        $3,672    $2,719    $    4,026
                                                                        ------    ------    -------------
                                                                        ------    ------    -------------

     At December 31, 1994, the first mortgage note is payable in monthly installments of approximately $13,000, including interest and the second mortgage note has an outstanding principal amount of $879,000 and bears interest at the bank's prime rate (8.5% at December 31, 1994). The first mortgage note had an original maturity in 1988 and the second mortgage note matured during 1995. In August 1995, these notes were combined into a replacement promissory note payable in monthly installments of approximately $13,000, bearing interest at 8.25% and maturing in 2002. The mortgage notes are secured by land and buildings with a net carrying value of $961,000 at December 31, 1994.

     The Gemaire note, which matures in 1999, is payable in quarterly installments of $100,000, plus interest at a fixed rate of 5.8%. The note is secured along with the amounts outstanding under Gemaire's revolving credit agreement (see Note 4).

     The subordinated note represents an unsecured note payable to Rheem by Heating & Cooling. The note bears interest at 12%, payable quarterly, and matures in 1998.

     The Company's convertible subordinated debentures outstanding at December 31, 1994 represent Class B Debentures that may be converted into Class B Common Stock at $6.74 per share. During 1994 and the nine months ended September 30, 1995, Class B Debentures totaling $192,000 and $164,000 were converted into 28,330 and 24,403 shares, respectively, of Class B Common Stock. If conversion does not occur on the remaining Class B Debentures, the Company is required to provide for annual sinking fund payments of $167,000 aggregate principal amount and to redeem the remainder on September 12, 1996. Redemption, at par plus accrued interest, may be made by the Company at any time. At December 31, 1993 and 1994, Class B Debentures in the aggregate principal amount of $1,863,000 and $1,672,000, respectively, were convertible into Class B Common Stock. Directors and an affiliate of the Company owned $1,747,000 and $1,567,500 of Class B Debentures at December 31, 1993 and 1994, respectively.

     Annual maturities of long-term obligations for the years subsequent to December 31, 1994 are as follows: $1,781,000 in 1995; $2,242,000 in 1996;
$694,000 in 1997; $3,005,000 in 1998; $180,000 in 1999 and $603,000 thereafter.

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

6. INCOME TAXES

     SFAS No. 109 requires the use of the asset and liability approach for financial accounting and reporting for income taxes. As permitted under SFAS No. 109, prior years' financial statements have not been restated. Accordingly, the disclosures beginning in 1993 are in accordance with the new rules. The adoption of this statement did not have a material effect on the consolidated financial position or results of operations of the Company during 1993.

     The income tax provision consists of (in thousands):

                                                                          YEARS ENDED DECEMBER 31,
                                                                       ------------------------------
                                                                        1992        1993        1994
                                                                       ------      ------      ------
Federal..............................................................  $2,304      $3,314      $3,991
State................................................................     442         505         639
                                                                       ------      ------      ------
                                                                       $2,746      $3,819      $4,630
                                                                       ------      ------      ------
                                                                       ------      ------      ------

Current..............................................................  $2,992      $4,274      $4,867
Deferred.............................................................    (246)       (455)       (237)
                                                                       ------      ------      ------
                                                                       $2,746      $3,819      $4,630
                                                                       ------      ------      ------
                                                                       ------      ------      ------

     A reconciliation of the provision for federal income taxes from the federal statutory income tax rate to the effective income tax rate as reported is as follows:

                                                                               YEARS ENDED DECEMBER 31,
                                                                               ------------------------
                                                                               1992      1993      1994
                                                                               ----      ----      ----
Federal statutory rate.......................................................  34.0%     34.0%     34.0%
State income taxes, net of federal benefit...................................   4.1       3.3       3.5
Amortization of intangible assets............................................   1.6       1.2       1.0
Other, net...................................................................  (1.2)      (.9)      --
                                                                               ----      ----      ----
                                                                               38.5%     37.6%     38.5%
                                                                               ----      ----      ----
                                                                               ----      ----      ----

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

6. INCOME TAXES--(CONTINUED)

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities (in thousands):

                                                                                      DECEMBER 31,
                                                                                  --------------------
                                                                                   1993         1994
                                                                                  -------      -------
Deferred tax assets:
Included in other current assets--
Accounts receivable reserves....................................................  $ 1,198      $ 1,005
Capitalized inventory costs and inventory reserves..............................    1,724        1,860
Other...........................................................................      114          217
                                                                                  -------      -------
                                                                                    3,036        3,082
                                                                                  -------      -------
Included in other noncurrent assets--
Net operating loss carryforwards of subsidiary..................................      947          868
Other...........................................................................    --             211
                                                                                  -------      -------
                                                                                      947        1,079
                                                                                  -------      -------
Deferred tax liabilities:
Included in accrued liabilities--
Inventory.......................................................................    --            (157)
Other...........................................................................    --            (178)
                                                                                  -------      -------
                                                                                    --            (335)
                                                                                  -------      -------
Included in noncurrent liabilities--
Depreciation and amortization...................................................     (313)        (397)
Lease transaction...............................................................     (436)       --
Other...........................................................................     (358)        (316)
                                                                                  -------      -------
                                                                                   (1,107)        (713)
                                                                                  -------      -------
     Total net deferred tax assets..............................................  $ 2,876      $ 3,113
                                                                                  -------      -------
                                                                                  -------      -------

     A subsidiary of the Company has available net operating loss carryforwards ('NOLs') of approximately $2.6 million which are available to offset future taxable income in equal annual amounts of approximately $232,000 through 2005. SFAS No. 109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be more likely than not. Management has determined, based on the subsidiary's recent operating earnings and expectations for the future, that operating income of the subsidiary will be sufficient to fully utilize the available NOLs.

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

7. STOCK OPTION AND BENEFIT PLANS

     The Company has the following stock option plans in effect:

     1991 Stock Option Plan--for directors, officers and key employees, under which options for an aggregate of 1,372,500 shares of Common Stock and Class B Common Stock may be granted. Options as to 949,099 and 968,699 shares of Common Stock and 373,388 and 375,637 shares of Class B Common Stock have been granted as of December 31, 1994 and September 30, 1995, respectively. The terms of the plan require the option price per share to be equivalent to fair market value. Options are for a term of ten years and may be exercised as determined by the Option Committee. The Option Committee may waive the vesting period and permit options to be exercised immediately.

     1983 Executive Stock Option Plan--for directors, officers and key employees. This plan expired in February 1993; therefore, no additional options may be granted. Options as to 48,547 shares of Common Stock and 8,978 shares of Class B Common Stock are outstanding under this plan at December 31, 1994. The terms of the plan required the option price per share to be equivalent to fair market value. Options are for a term of ten years and, generally, may be exercised in annual 20% installments beginning one year after grant. The Option Committee may waive the vesting period and permit options to be exercised immediately.

     Summarized information for the above plans is as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                     ----------------------------------    SEPTEMBER 30,
                                                       1992        1993         1994              1995
                                                     --------    ---------    ---------    -------------
                                                                                           (UNAUDITED)
Options outstanding at beginning of period.........   872,968      865,711    1,032,612      1,066,286
Granted............................................   837,355      219,750      104,025         31,250
Exercised..........................................  (801,457)     (31,144)     (46,426)       (22,712)
Cancelled..........................................   (43,155)     (21,705)     (23,925)       (16,088)
                                                     --------    ---------    ---------    -------------
Options outstanding at end of period...............   865,711    1,032,612    1,066,286      1,058,736
                                                     --------    ---------    ---------    -------------
                                                     --------    ---------    ---------    -------------
Exercisable at end of period.......................   263,892      533,685      791,788        873,732
                                                     --------    ---------    ---------    -------------
                                                     --------    ---------    ---------    -------------
Available for future grant.........................   423,034      120,738       50,013         28,164
                                                     --------    ---------    ---------    -------------
                                                     --------    ---------    ---------    -------------
Average prices of options exercised................     $5.55        $5.00        $6.61          $6.43
                                                     --------    ---------    ---------    -------------
                                                     --------    ---------    ---------    -------------
Price range of options outstanding at end of
  period...........................................     $4.13        $4.21        $5.00          $5.00
                                                           to           to           to             to
                                                        $8.50       $10.67       $11.00         $15.25

     The Company has a profit sharing retirement plan for its employees (other than Heating & Cooling's) which is qualified under Section 401(k) of the Internal Revenue Code. The Company makes an annual matching contribution equal to 50% of eligible employee compensation deferrals (not to exceed 1.5% of compensation), in cash or the Company's common stock, to the plan on behalf of its employees. Heating & Cooling sponsors a separate 401(k) plan and makes a matching cash contribution. For the years ended December 31, 1992, 1993 and 1994, aggregate contributions to these plans were $165,000, $207,000 and $268,000, respectively.

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

7. STOCK OPTION AND BENEFIT PLANS--(CONTINUED)

     In 1993, Watsco implemented a reverse split-dollar insurance program for its officers providing Watsco with limited interests in the policies including death benefits aggregating approximately $5 million plus any prepaid and unearned premiums. Under the insurance program, the officers retain all incidents of ownership in excess of the Company's limited interests. For the years ended December 31, 1993 and 1994, the Company recorded expense of $45,000 and $49,000, respectively, related to this program.

     The Company has a Key Executive Non-Qualified Deferred Compensation Plan. At December 31, 1994, there were two individuals participating in this plan. For the years ended December 31, 1992, 1993 and 1994, the Company recorded expense of $95,000, $45,000 and $158,000, respectively, related to this plan.

8. ACQUISITIONS

     Effective April 23, 1993, Watsco acquired 80% and Rheem acquired 20% of the common stock of Comfort Supply, a Texas-based distributor of residential central air conditioners and related parts and supplies, for approximately $4,022,000. The cash consideration paid by Watsco amounted to $3,418,000 and was made out of a portion of the proceeds from the sale of Watsco's Common Stock completed in February 1993 (see Note 11).

     On June 12, 1993, Heating & Cooling purchased certain accounts and notes receivable, inventory and other operating assets from Air Conditioning Sales, Inc. ('ACS'), a wholesale distributor of residential central air conditioners and related parts and supplies operating four distribution centers in central California. Consideration for the purchase included the assumption of certain liabilities aggregating $5,080,000 (including $2,042,000 payable to Rheem), a cash payment of $2,073,000 to an escrow account for the settlement of certain obligations of the seller and a cash payment to the seller of $211,000. In connection with this transaction, Heating & Cooling issued $2,000,000 of its 6.5% Series A Preferred Stock (the 'H&C Preferred Stock') to Rheem in settlement of a like amount of accounts payable due Rheem. The H&C Preferred Stock is in preference to the common stock of Heating & Cooling in any dissolution or winding up and may be redeemed at any time at the option of Heating & Cooling. Cumulative dividends are paid annually on January 1. The H&C Preferred Stock is included in minority interests in the accompanying consolidated balance sheets.

     The above acquisitions were accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired companies have been included in the consolidated statements of income beginning on the dates of acquisition. The excess of the aggregate purchase price over the tangible net assets acquired of $1,705,000 is being amortized on a straight-line basis over 40 years.

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

8. ACQUISITIONS--(CONTINUED)

     The unaudited pro forma information of the Company as if the above acquisitions had occurred on January 1, 1992 and giving effect to the three-for-two stock split, is as follows (in thousands, except per share data):

                                                                             YEARS ENDED DECEMBER 31,
                                                                             ------------------------
                                                                                 1992          1993
                                                                               --------      --------
Revenues.....................................................................  $247,376      $249,630
Net income...................................................................  $  3,283      $  5,072
Primary earnings per share...................................................  $    .71      $    .85
Fully diluted earnings per share.............................................  $    .65      $    .82

     The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had the above companies been acquired and the Company actually been combined during the years presented or of future results of operations of the combined companies.

9. INSURANCE PROCEEDS

     Following Hurricane Andrew in August 1992, the Company filed insurance claims for business interruption. In June 1993, the Company received net proceeds of $1,130,000 from its insurance carrier.

10. PUT/CALL AGREEMENTS

     The Company and Rheem have executed a shareholder agreement with respect to Gemaire that provides, among other things that annually during any election period, as defined, after the year ended December 31, 1992, the Company could 'put' its ownership interest in Gemaire to Rheem and, after the year ended December 31, 1996, Rheem could 'call' the Company's ownership interest in Gemaire, at a price based on a valuation formula. The put/call price is defined as the Company's ownership percentage multiplied by the greater of (i) an amount equal to (a) seven times the average of Gemaire's highest EBIT (earnings before interest and taxes) for each of the three out of the four full fiscal years immediately preceding the date the put/call price is being calculated, less (b) the total amount of Gemaire's interest-bearing bank debt as reflected in the most recent fiscal year audited financial statements or (ii) an amount equal to
(a) Gemaire's tangible net book value as of the closing date, plus (b) goodwill arising out of the acquisition of Gemaire.

     For the years ended December 31, 1991, 1992, 1993 and 1994, EBIT for Gemaire was $4,449,000, $5,327,000, $6,351,000 and $7,659,000, respectively, and interest-bearing bank debt and book value were $9,100,000 and $11,411,000, respectively, at December 31, 1994.

     The Company and Rheem have also executed a shareholder agreement with respect to Heating & Cooling which provides, among other things, that annually during any election period, as defined, after the year ended December 31, 1995, the Company can 'put' its ownership interest in Heating & Cooling to Rheem and after the year ended December 31, 1996, that Rheem can 'call' the Company's ownership

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

10. PUT/CALL AGREEMENTS--(CONTINUED)

interest in Heating & Cooling, at a price based on a valuation formula. The put/call price is defined as the Company's ownership percentage multiplied by the greater of (i) an amount equal to (a) six times Heating & Cooling's highest annual EBIT during the four full fiscal years immediately preceding the date of the exercise less (b) specified long-term debt as of the date of the balance sheet for the fiscal year immediately preceding the exercise date, less (c) a working capital adjustment, as defined, if any; or (ii) an amount equal to (a) Heating & Cooling's tangible net book value as of the closing date, plus (b) the goodwill arising out of the acquisition of Heating & Cooling by the Company, plus (c) $5,000,000.

     For the years ended December 31, 1991, 1992, 1993 and 1994, EBIT for Heating & Cooling was $4,254,000, $4,708,000, $2,892,000 and $3,532,000,
respectively, and its book value was $12,846,000 at December 31, 1994. The specified long-term debt and working capital adjustment, if any, cannot be calculated until the year of exercise.

     The Company and Rheem have also executed a shareholder agreement with respect to Comfort Supply which provides, among other things, that annually during any election period, as defined, after the year ended December 31, 1996, the Company can 'put' its ownership interest in Comfort Supply to Rheem and that Rheem can 'call' the Company's ownership interest in Comfort Supply, at a price based on a valuation formula. The put/call price is defined as the Company's ownership percentage multiplied by the greater of: (i) an amount equal to seven times the average of Comfort Supply's highest EBIT for each of the three out of the four full fiscal years immediately prior to the election period or (ii) an amount equal to (a) Comfort Supply's tangible net book value as of the closing date, plus (b) goodwill arising out of the acquisition of Comfort Supply, plus
(c) $2,000,000.

     For the fiscal years ended December 22, 1993 and December 23, 1994, EBIT for Comfort Supply was $2,721,000 and $3,503,000, respectively, and its book value was $5,325,000 at December 22, 1994.

     See Note 15 for an update of the put/call agreements.

     Combined summarized financial information of Gemaire, Heating & Cooling and Comfort Supply, net of minority interests, is as follows (in thousands):

                                                                                NINE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                           --------------------------------    --------------------
                                             1992        1993        1994        1994        1995
                                           --------    --------    --------    --------    --------
                                                                                   (UNAUDITED)
Total revenues...........................  $146,269    $181,524    $229,796    $174,110    $209,241
                                           --------    --------    --------    --------    --------
                                           --------    --------    --------    --------    --------
Net income...............................  $  3,175    $  4,555    $  5,199    $  4,370    $  5,557
                                           --------    --------    --------    --------    --------
                                           --------    --------    --------    --------    --------
Total assets.............................  $ 59,730    $ 84,749    $ 88,719    $102,826    $116,842
                                           --------    --------    --------    --------    --------
                                           --------    --------    --------    --------    --------

11. SHAREHOLDERS' EQUITY

     The authorized capital stock of the Company at December 31, 1993 and 1994 is 10,000,000 shares of Common Stock (redesignated from Class A Common Stock in June 1994) and 4,000,000 shares of Class B

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

11. SHAREHOLDERS' EQUITY--(CONTINUED)

Common Stock. Common Stock and Class B Common Stock share equally in the earnings of the Company, and are identical in most other respects except (i) Common Stock has limited voting rights, each share of Common Stock being entitled to one vote on most matters and each share of Class B Common Stock being entitled to ten votes; (ii) shareholders of Common Stock are entitled to elect 25% of the Board of Directors (rounded up to the nearest whole number) and Class B shareholders are entitled to elect the balance of the Board of Directors; (iii) cash dividends may be paid on Common Stock without paying a cash dividend on Class B Common Stock and no cash dividend may be paid on Class B Common Stock unless at least an equal cash dividend is paid on Common Stock; and (iv) Class B Common Stock is convertible at any time into Common Stock on a one for one basis at the option of the shareholder.

     In April 1992, the Company declared a 5% stock dividend on its Common Stock and Class B Common Stock and issued 117,558 shares of Common Stock and 68,889 shares of Class B Common Stock.

     In September 1992, the Company registered for sale 450,000 shares of its Common Stock and subsequently sold 79,200 shares and realized net proceeds of $563,000.

     In February 1993, the Company completed the sale of 1,200,000 shares of Common Stock resulting in net proceeds of $9,495,000. In connection with the sale of these shares, the Company deregistered the remainder of the unsold shares related to the September 1992 registration described above.

12. COMMITMENTS AND CONTINGENCIES

     At December 31, 1994, the Company is obligated under non-cancelable operating leases of real property and equipment used in its operations for minimum annual rentals as follows: $3,704,000 in 1995; $2,769,000 in 1996; $2,264,000 in 1997; $1,327,000 in 1998; $745,000 in 1999 and $903,000
thereafter. Rental expense for the years ended December 31, 1992, 1993 and 1994 was $2,865,000, $3,584,000 and $4,026,000, respectively.

     The Company is from time to time involved in routine litigation. Based on the advice of litigation counsel, the Company believes that such actions presently pending will not have a material adverse impact on the Company's consolidated financial position or results of operations.

13. INDUSTRY SEGMENT INFORMATION

     At December 31, 1994, the Company operated principally in two industry segments. Operations in the Climate Control segment are conducted through the Company's three distribution subsidiaries, Gemaire, Heating & Cooling and Comfort Supply, which distribute residential central air conditioners to both the homebuilding and replacement markets. This segment's operations also include the Watsco Components, Inc., Cam-Stat, Inc. and Rho Sigma, Inc. subsidiaries which manufacture and sell air conditioning, heating and refrigeration components and accessories to original equipment manufacturers and the service and repair markets. Operations in the Personnel Services segment are through Dunhill Personnel System, Inc., which provides temporary help and permanent placement services throughout the United States and Canada. There are no sales between industry segments. Operating profit is total revenues less operating expenses.

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

13. INDUSTRY SEGMENT INFORMATION--(CONTINUED)

Identifiable assets by industry are those assets that are used in the Company's operations in each segment. Corporate assets consist primarily of cash and cash equivalents, marketable securities and real property. Export sales totaled approximately $4,676,000, $3,555,000 and $6,606,000 for the years ended December 31, 1992, 1993 and 1994, respectively.

                                                            CLIMATE     PERSONNEL
                                                            CONTROL     SERVICES     OTHER     CONSOLIDATED
                                                            --------    ---------    ------    ------------
                                                                            (IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1993
Revenues..................................................  $203,067    $ 27,589               $  230,656
                                                            --------    ---------              ------------
                                                            --------    ---------              ------------
Operating income..........................................  $ 12,589    $    422               $   13,011
                                                            --------    ---------
                                                            --------    ---------
Insurance proceeds........................................                                          1,130
Interest expense..........................................                                         (2,756)
Unallocated corporate expenses............................                                         (1,621)
Investment income, net....................................                                            383
                                                                                               ------------
Income before income taxes and minority interests.........                                     $   10,147
                                                                                               ------------
                                                                                               ------------
Identifiable assets.......................................  $ 99,628    $  6,817               $  106,445
                                                            --------    ---------
                                                            --------    ---------
Corporate assets..........................................                                          3,240
                                                                                               ------------
Total assets..............................................                                     $  109,685
                                                                                               ------------
                                                                                               ------------
Depreciation and amortization.............................  $  1,165    $    150     $ 176     $    1,491
                                                            --------    ---------    ------    ------------
                                                            --------    ---------    ------    ------------
Capital expenditures, net.................................  $  2,470    $     36     $ 488     $    2,994
                                                            --------    ---------    ------    ------------
                                                            --------    ---------    ------    ------------

YEAR ENDED DECEMBER 31, 1994
Revenues..................................................  $253,433    $ 30,298               $  283,731
                                                            --------    ---------              ------------
                                                            --------    ---------              ------------
Operating income..........................................  $ 16,401    $  1,216               $   17,617
                                                            --------    ---------
                                                            --------    ---------
Interest expense..........................................                                         (3,155)
Unallocated corporate expenses............................                                         (2,574)
Investment income, net....................................                                            140
                                                                                               ------------
Income before income taxes and minority interests.........                                     $   12,028
                                                                                               ------------
                                                                                               ------------
Identifiable assets.......................................  $106,415    $  7,952               $  114,367
                                                            --------    ---------
                                                            --------    ---------
Corporate assets..........................................                                          5,297
                                                                                               ------------
Total assets..............................................                                     $  119,664
                                                                                               ------------
                                                                                               ------------
Depreciation and amortization.............................  $  1,851    $    270     $ 224     $    2,345
                                                            --------    ---------    ------    ------------
                                                            --------    ---------    ------    ------------
Capital expenditures, net.................................  $  3,455    $    316     $ 377     $    4,148
                                                            --------    ---------    ------    ------------
                                                            --------    ---------    ------    ------------

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

13. INDUSTRY SEGMENT INFORMATION--(CONTINUED)

                                                            CLIMATE     PERSONNEL
                                                            CONTROL     SERVICES     OTHER     CONSOLIDATED
                                                            --------    ---------    ------    ------------
                                                                            (IN THOUSANDS)
NINE MONTHS ENDED SEPTEMBER 30, 1995
Revenues..................................................  $226,689    $ 23,501               $  250,190
                                                            --------    ---------              ------------
                                                            --------    ---------              ------------
Operating income..........................................  $ 16,273    $    882               $   17,155
                                                            --------    ---------
                                                            --------    ---------
Interest expense..........................................                                         (3,064)
Unallocated corporate expenses............................                                         (1,628)
Investment income, net....................................                                            181
                                                                                               ------------
Income before income taxes and minority interests.........                                     $   12,644
                                                                                               ------------
                                                                                               ------------
Identifiable assets.......................................  $136,191    $  7,939               $  144,130
                                                            --------    ---------
                                                            --------    ---------
Corporate assets..........................................                                          3,435
                                                                                               ------------
Total assets..............................................                                     $  147,565
                                                                                               ------------
                                                                                               ------------
Depreciation and amortization.............................  $  1,685    $    141     $ 231     $    2,057
                                                            --------    ---------    ------    ------------
                                                            --------    ---------    ------    ------------
Capital expenditures, net.................................  $  2,338    $    378     $ 449     $    3,165
                                                            --------    ---------    ------    ------------
                                                            --------    ---------    ------    ------------

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

14. UNAUDITED QUARTERLY FINANCIAL DATA

     Summarized unaudited quarterly results of operations for the years ended December 31, 1993 and 1994 and for the nine months ended September 30, 1995 are as follows (in thousands, except per share data):

                                                            1ST            2ND       3RD        4TH
                                                          QUARTER    QUARTER(1)    QUARTER    QUARTER     TOTAL
                                                          -------    ----------    -------    -------    --------
YEAR ENDED DECEMBER 31, 1993:
  Revenues..............................................  $38,652    $  59,546     $72,474    $59,984    $230,656
  Gross profit..........................................    9,031       13,732      16,094     13,073      51,930
  Net income............................................      343        2,216       1,830        652       5,041
  Earnings per share(2):
     Primary............................................     $.07         $.37        $.29       $.10        $.85
     Fully diluted......................................      .07          .35         .28        .10         .82

YEAR ENDED DECEMBER 31, 1994:
  Revenues..............................................  $55,252    $  75,827     $82,805    $69,847    $283,731
  Gross profit..........................................   13,218       16,717      18,731     14,546      63,212
  Net income............................................      690        1,926       2,307        839       5,762
  Earnings per share(2):
     Primary............................................     $.11         $.30        $.36       $.13        $.89
     Fully diluted......................................      .11          .29         .35        .13         .87

NINE MONTHS ENDED SEPTEMBER 30, 1995:
  Revenues..............................................  $60,321    $  91,062     $98,807
  Gross profit..........................................   14,735       20,144      21,668
  Net income............................................      901        2,301       2,831
  Earnings per share(2):
     Primary............................................     $.14         $.35        $.42
     Fully diluted......................................      .13          .34         .41

------------------------
(1) The second quarter of 1993 includes the non-recurring receipt of insurance proceeds for business interruption claims made by the Company following Hurricane Andrew, which had the effect of increasing net income by $706,000. Excluding this item, fully diluted earnings per share was $.24 ($.25 primary) for the second quarter of 1993 and $.71 ($.73 primary) for the year ended December 31, 1993.

(2) Quarterly earnings per share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, in total may not equal the amount calculated for the year as a whole.

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

15. SUBSEQUENT EVENTS

     On March 13, 1995, Gemaire purchased certain accounts receivable, inventory and other operating assets and assumed certain liabilities of H.B. Adams, a wholesale distributor of residential air conditioners and related parts and supplies operating seven branch locations in central Florida. Cash consideration paid by Gemaire totaled approximately $7.8 million and is subject to adjustment upon the completion of an audit of the assets purchased and liabilities assumed.

     On April 18, 1995, the Company's Board of Directors authorized, for both classes of the Company's common stock, a three-for-two stock split effected in the form of a 50% stock dividend payable on May 15, 1995 to shareholders of record as of April 28, 1995. Shareholders' equity has been restated to give retroactive effect to the stock split for all periods presented by reclassifying from retained earnings or paid-in capital to common stock the par value of the additional shares arising from the split. In addition, all references in the consolidated financial statements to number of shares, per share amounts, stock option data, and market prices of both classes of the Company's common stock have been restated.

     On June 5, 1995, the shareholders approved and amended the Company's Amended and Restated Articles of Incorporation to increase the number of authorized shares of Common Stock, par value $.50, to 40,000,000.


     On October 26, 1995, the Company purchased certain accounts receivable, inventory and other operating assets and assumed certain liabilities of Central Air Conditioning Distributors, Inc., a Winston-Salem, North Carolina-based wholesale distributor of air conditioning, heating and refrigeration products operating five branch locations, for $9.1 million. In connection with this acquisition, the Company assumed liabilities of $3.8 million. The excess of aggregate purchase price over the fair value of the net assets acquired will be amortized on a straight-line basis over 40 years.


     In December 1995, the Company entered into an interest rate swap agreement with a bank to hedge $10 million of variable-rate debt outstanding.

     In December 1995, the Company entered into a letter of intent to acquire the assets and certain liabilities of Three States Supply, Inc. ('Three States'), a distributor of building materials used primarily in the heating and air conditioning industry.

     In January 1996, the Company and Rheem amended the Gemaire, Heating & Cooling and Comfort Supply put/call agreements delaying Rheem's right to call the Company's ownership interest in Gemaire, Heating & Cooling and Comfort Supply until the election period, as defined, in 1998.

     In January 1996, the Company filed a secondary offering with the Securities and Exchange Commission to sell 1,600,000 shares of Common Stock during February 1996. Such shares will consist of 1,200,000 newly issued shares and 400,000 shares from selling shareholders. The Company plans to use the net proceeds to acquire Three States, to repay a portion of the Company's outstanding borrowings under its revolving credit facilities and for general corporate purposes, including possible future acquisitions.

     In February 1996, the Company entered into a Stock Exchange Agreement and Plan of Reorganization (the 'Exchange Agreement') with Rheem to acquire Rheem's minority interests in the common stock (the 'Minority Interests') of three of the Company's distribution subsidiaries in exchange for $23 million of its

                         WATSCO, INC. AND SUBSIDIARIES

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

15. SUBSEQUENT EVENTS--(CONTINUED)

unregistered Common Stock. Rheem's shares of the 6.5% Series A Preferred Stock issued by Heating & Cooling (described in Note 8) will not be acquired by the Company in this transaction and continues to be outstanding. The closing of the Company's acquisition of the Minority Interests is subject to certain conditions precedent, including the receipt of approval from the Federal Trade Commission. In connection with the Exchange Agreement, the existing Rheem distribution agreements will be extended for an initial term of ten (10) years which expire on the tenth anniversary of the Exchange Agreement, with annual renewals thereafter.

     The Put/Call Agreements discussed in Note 10 are effectively eliminated under the terms of the Exchange Agreement because the rights to 'put' or 'call' become exercisable primarily upon occurrence of certain insolvency events.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF
THREE STATES SUPPLY COMPANY, INC.

     We have audited the accompanying balance sheet of Three States Supply Company, Inc. (a Tennessee corporation and subsidiary of UIS, Inc.) as of December 31, 1994 and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Three States Supply Company, Inc. as of December 31, 1994 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          RHEA & IVY, P.L.C.

Memphis, Tennessee,
  February 7, 1995 (except with respect to the matter discussed in Note 7, as to which the date is January 18, 1996)

                       THREE STATES SUPPLY COMPANY, INC.
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                                       DECEMBER 31,    SEPTEMBER 30,
                                                                                             1994           1995
                                                                                       ------------    -----------
                                                                                                       (UNAUDITED)
                                       ASSETS
Current assets:
  Cash..............................................................................   $      355      $    1,531
  Accounts receivable, less allowance for doubtful accounts of $52,000 at December
  31, 1994 and $111,000 at September 30, 1995 (unaudited)...........................        5,545           6,596
  Inventories.......................................................................        6,663           6,039
  Prepaid expenses..................................................................           46              78
  Deferred income taxes.............................................................          140             175
                                                                                       ------------    -------------
       Total current assets.........................................................       12,749          14,419
Property and equipment:
  Land..............................................................................          257             283
  Buildings and leasehold improvements..............................................        1,417           1,440
  Machinery and equipment...........................................................        3,870           4,210
                                                                                       ------------    -------------
                                                                                            5,544           5,933
  Less: Accumulated depreciation....................................................       (2,744)         (3,076)
                                                                                       ------------    -------------
                                                                                            2,800           2,857
Other assets........................................................................           10              --
                                                                                       ------------    -------------
                                                                                       $   15,559      $   17,276
                                                                                       ------------    -------------
                                                                                       ------------    -------------
                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................................................   $    1,138      $    1,906
  Accrued compensation and other expenses...........................................          715             702
  Income taxes payable..............................................................          592             783
                                                                                       ------------    -------------
       Total current liabilities....................................................        2,445           3,391
Noncurrent liabilities:
  Due to parent company.............................................................        4,628           4,220
  Deferred income taxes.............................................................          160             171
                                                                                       ------------    -------------
       Total noncurrent liabilities.................................................        4,788           4,391
Commitments and contingencies (Note 6)
Shareholders' equity:
  Common stock--authorized, 20,000 shares of $10.00 par value; issued and
  outstanding, 1,000 shares.........................................................           10              10
  Retained earnings.................................................................        8,316           9,484
                                                                                       ------------    -------------
Total shareholders' equity..........................................................        8,326           9,494
                                                                                       ------------    -------------
                                                                                       $   15,559      $   17,276
                                                                                       ------------    -------------
                                                                                       ------------    -------------

  The accompanying notes to financial statements are an integral part of these balance sheets.

                       THREE STATES SUPPLY COMPANY, INC.
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                                                 YEAR ENDED       SEPTEMBER 30,
                                                                                DECEMBER 31,    ------------------
                                                                                      1994       1994       1995
                                                                                ------------    -------    -------
                                                                                                   (UNAUDITED)
Net sales....................................................................   $   44,941      $33,723    $36,234
Cost of sales................................................................       34,896       26,161     27,735
                                                                                ------------    -------    -------
  Gross profit...............................................................       10,045        7,562      8,499
Selling, general and administrative expenses.................................        8,374        6,486      6,795
                                                                                ------------    -------    -------
  Operating income...........................................................        1,671        1,076      1,704
Other income and expense, net................................................          208          171        225
                                                                                ------------    -------    -------
  Income before income taxes.................................................        1,879        1,247      1,929
Income taxes.................................................................         (738)        (489)      (761)
                                                                                ------------    -------    -------
  Net income.................................................................        1,141          758      1,168
Retained earnings, beginning of period.......................................        7,175        7,175      8,316
                                                                                ------------    -------    -------
Retained earnings, end of period.............................................   $    8,316      $ 7,933    $ 9,484
                                                                                ------------    -------    -------
                                                                                ------------    -------    -------

  The accompanying notes to financial statements are an integral part of these statements.

                       THREE STATES SUPPLY COMPANY, INC.
                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                                                 YEAR ENDED       SEPTEMBER 30,
                                                                                DECEMBER 31,    ------------------
                                                                                     1994        1994       1995
                                                                                ------------    -------    -------
                                                                                                   (UNAUDITED)
Cash flows from operating activities
  Net income.................................................................   $   1,141       $   758    $ 1,168
                                                                                ------------    -------    -------
  Adjustments to reconcile net income to net cash provided by
     (used in) operating activities
     Depreciation and amortization...........................................         531           398        401
     Provision (benefit) deferred income taxes...............................          15         --           (24)
     Gain on disposal of property............................................         (27)          (27)       (15)
     Cash provided by (used in) changes in assets and liabilities:
       Accounts and notes receivable.........................................        (657)       (1,386)    (1,051)
       Prepaid expenses and other assets.....................................           5           (12)       (22)
       Inventories...........................................................        (332)          256        624
       Accounts payable......................................................        (470)         (312)       768
       Other accrued expenses................................................         129           238        (13)
       Income taxes payable..................................................         104             1        191
                                                                                ------------    -------    -------
          Total adjustments..................................................        (702)         (844)       859
                                                                                ------------    -------    -------
             Net cash provided by (used in) operating activities.............         439           (86)     2,027
                                                                                ------------    -------    -------
Cash flows from investing activities
  Purchase of property and equipment.........................................        (804)         (749)      (458)
  Proceeds from the sale of property and equipment...........................          54            54         15
                                                                                ------------    -------    -------
             Net cash used in investing activities...........................        (750)         (695)      (443)
                                                                                ------------    -------    -------
Cash flows from financing activities
  Advances from parent company...............................................       1,034           788      1,592
  Repayments of advances from parent company.................................        (500)        --        (2,000)
                                                                                ------------    -------    -------
             Net cash provided by (used in) financing activities.............         534           788       (408)
                                                                                ------------    -------    -------
Net increase in cash.........................................................         223             7      1,176
Cash, beginning of period....................................................         132           132        355
                                                                                ------------    -------    -------
Cash, end of period..........................................................   $     355       $   139    $ 1,531
                                                                                ------------    -------    -------
                                                                                ------------    -------    -------
Supplemental disclosure of cash flow information:
  State income taxes paid....................................................   $     137       $   102    $   131
                                                                                ------------    -------    -------
                                                                                ------------    -------    -------

  The accompanying notes to financial statements are an integral part of these statements.

                       THREE STATES SUPPLY COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

NOTE (1)--SUMMARY OF ACCOUNTING POLICIES

     Three States Supply Company, Inc., a Tennessee corporation (hereinafter referred to as the 'Company') is a 99.8% owned subsidiary of UIS, Inc. (the 'Parent'). The Company is engaged in the wholesale distribution of building materials primarily used in the air conditioning and heating industry.

     The accompanying unaudited financial statements as of September 30, 1995 and for the nine month periods ended September 30, 1994 and 1995 have been prepared in accordance with generally accepted accounting principles for interim financial information. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements of the Company included herein. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995.

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements is as follows:

     CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to credit risk consist principally of cash and accounts receivable. The Company places its temporary cash with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the large numbers of customers comprising its customer base. The Company establishes and monitors an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information.

     INVENTORIES

     Inventories are stated at the lower of cost or market; cost is determined using the last-in, first-out ('LIFO') method as more fully described in Note 2.

     DEPRECIATION AND AMORTIZATION

     Depreciation of property and equipment is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives, using the straight-line method. Leasehold improvements are amortized over the lives of the respective leases or the useful lives of the improvements, whichever is shorter.

     Depreciation and amortization expense was $531,000 for the year ending December 31, 1994.

     The useful lives of property and equipment for purposes of computing depreciation and amortization are:

Buildings and leasehold improvements                                 5-20 years
Machinery and equipment                                              3-10 years

                       THREE STATES SUPPLY COMPANY, INC.

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

NOTE (1)--SUMMARY OF ACCOUNTING POLICIES--(CONTINUED)

     INCOME TAXES

     The taxable income of the Company is included in the consolidated tax return of the Parent and, accordingly, taxes are reported using the separate return method under a tax sharing arrangement with the Parent. Deferred tax assets and liabilities reflect the future tax consequences of the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

NOTE (2)--EFFECT OF LIFO INVENTORY ON OPERATIONS

     Inventories consist primarily of finished goods and are stated at the lower of cost, determined by the LIFO method, or market. If the first-in, first-out ('FIFO') method had been used for all inventories, inventories would have been increased by $2,380,000 at December 31, 1994 and $2,486,000 at September 30, 1995 (unaudited) and cost of sales would have been decreased by $394,000 for the year ended December 31, 1994 and $106,000 for the nine month period ended September 30, 1995 (unaudited). The effect of the LIFO inventory decrement for the nine month period ended September 30, 1995 (unaudited) had the effect of reducing cost of sales by $104,000 for the period. A summary of inventory is as follows (in thousands):

                                                                             DECEMBER 31,    SEPTEMBER 30,
                                                                                 1994            1995
                                                                             ------------    -------------
                                                                                             (UNAUDITED)
Inventories at FIFO.......................................................   $    9,043      $    8,525
LIFO reserve..............................................................       (2,380)         (2,486)
                                                                             ------------    -------------
Inventories at LIFO.......................................................   $    6,663      $    6,039
                                                                             ------------    -------------
                                                                             ------------    -------------

NOTE (3)--EMPLOYEE BENEFIT PLAN

     The Company maintains a defined contribution savings and investment plan whereby employees can elect to contribute up to 10% of their annual gross earnings to the plan. The Company, at its discretion, may match 50% of the employees' contributions of up to 5% of the employees' gross annual earnings (as defined in the plan). The Company has elected to match the maximum allowable under the plan. Contributions of $60,000 were recorded in the accompanying income statement for the year ended December 31, 1994.

NOTE (4)--DUE TO PARENT COMPANY

     The amount due to Parent represents cash advances to the Company from the Parent and is noninterest bearing. It is not expected that the amount due will be paid in the following year, therefore it is classified as a noncurrent liability.

                       THREE STATES SUPPLY COMPANY, INC.

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

NOTE (5)--INCOME TAXES

     The income tax provision for the year ended December 31, 1994 consists of (in thousands):

Federal...............................................................   $607
State.................................................................    131
                                                                         ----
                                                                         $738
                                                                         ----
                                                                         ----

Current...............................................................   $723
Deferred..............................................................     15
                                                                         ----
                                                                         $738
                                                                         ----
                                                                         ----

     A reconciliation of the provision for federal income taxes from the federal statutory rate of the Parent (35%) to the effective income tax rate as reported for the year ended December 31, 1994 is as follows (in thousands):

Federal statutory rate................................................   35.0%
State taxes, net of Federal benefit...................................    4.0%
Other, net............................................................    0.3%
                                                                         ----
                                                                         39.3%
                                                                         ----
                                                                         ----

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities at December 31, 1994 (in thousands):

Deferred tax assets, current:
Accounts receivable reserves.........................................   $  18
Capitalized inventory costs..........................................     108
Other................................................................      14
                                                                        -----
                                                                        $ 140
                                                                        -----
                                                                        -----

Deferred tax liabilities, noncurrent:
Depreciation and amortization........................................   $(145)
Other................................................................     (15)
                                                                        -----
                                                                         (160)
                                                                        -----
     Net deferred tax liability......................................   $ (20)
                                                                        -----
                                                                        -----

     Management believes that it is more likely than not the deferred tax assets will be utilized; accordingly, no valuation allowance is required.

                       THREE STATES SUPPLY COMPANY, INC.

     (INFORMATION WITH RESPECT TO SEPTEMBER 30, 1994 AND 1995 IS UNAUDITED)

NOTE (6)--COMMITMENTS AND CONTINGENCIES

     The Company conducts a portion of its operations from leased warehouses. The following is a schedule by year of future minimum rental payments under non-cancellable operating leases for each of the years ended December 31 (in thousands):

1995..................................................................   $322
1996..................................................................    213
1997..................................................................    198
1998..................................................................    145
1999..................................................................     26
                                                                         ----
                                                                         $904
                                                                         ----
                                                                         ----

     Rent expense for leased facilities totaled $365,000 for the year ended December 31, 1994.

NOTE (7)--SUBSEQUENT EVENT

     In December 1995, the Parent entered into a letter of intent to sell the net assets and business of the Company to Watsco, Inc. The transaction is dependent upon the completion of a definitive purchase agreement. The accompanying financial statements do not include the effects, if any, on the carrying amount of assets and liabilities relative to the transaction contemplated in the letter of intent.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined financial information gives effect to Watsco, Inc. and its subsidiaries' (the 'Company') proposed acquisition of the assets and certain liabilities of Three States Supply Company, Inc. ('Three States'), and the acquisition of Rheem's minority interests in the common stock (the 'Minority Interests') of three of the Company's distribution subsidiaries. Both transactions are expected to be consummated during the first quarter of 1996. The Company's acquisition of Three States is subject to various conditions, including the negotiation of an asset purchase agreement, and accordingly there can be no assurance that such purchase will be consummated. The closing of the Company's acquisition of the Minority Interests is subject to certain conditions precedent, including the receipt of approval from the Federal Trade Commission. Rheem's shares of the 6.5% Series A Preferred Stock issued by Heating & Cooling (described in Note 8 to the historical financial statements) was not acquired by the Company in this transaction and continues to be outstanding. The pro forma information is based on the historical financial statements of the Company and Three States. The proposed acquisitions are being accounted for under the purchase method of accounting.

     The unaudited pro forma combined balance sheet as of September 30, 1995 gives effect to the acquisition of the Minority Interests, the Three States acquisition and the issuance and sale by the Company of the Common Stock and the application of the net proceeds therefrom as if they had been consummated on September 30, 1995. This balance sheet combines the unaudited historical balance sheets as of September 30, 1995 of the Company and Three States.

     The unaudited pro forma combined income statement for the year ended December 31, 1994 gives effect to the acquisition of the Minority Interests, the Three States acquisition and the issuance and sale by the Company of the Common Stock and the application of the net proceeds therefrom as if they had been consummated on January 1, 1994. This pro forma income statement combines the audited statements for the year ended December 31, 1994 of the Company and Three States.

     The unaudited pro forma combined income statement for the nine months ended September 30, 1995 gives effect to the acquisition of the Minority Interests, the Three States acquisition and the issuance and sale by the Company of the Common Stock and the application of the net proceeds therefrom as if they had been consummated on January 1, 1995. This pro forma income statement combines the unaudited income statement for the nine months ended September 30, 1995 of the Company and Three States.

     The pro forma statements may not necessarily be indicative of the results that would actually have been obtained had the acquisition of the Minority Interests and the Three States acquisition occurred on the dates indicated or which may be obtained in the future. In the opinion of the Company's management, all adjustments necessary to present fairly such pro forma financial statements have been included. This unaudited pro forma combined financial information should be read in conjunction with the historical financial statements and related notes of the Company and Three States, which appear elsewhere in this Prospectus.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               SEPTEMBER 30, 1995
                                 (IN THOUSANDS)

                                              PRO FORMA                                         PRO FORMA
                                            ADJUSTMENTS                                       ADJUSTMENTS
                                          RELATED TO THE                                     RELATED TO THE
                                          ACQUISITION OF                                     ACQUISITION OF
                                           THE MINORITY                                      THREE STATES
                                              INTERESTS                                      AND THE OFFERING     PRO FORMA
                                          ------------------    PRO FORMA                    ----------------     COMBINED
                              COMPANY           DR (CR)         COMBINED     THREE STATES         DR (CR)        AS ADJUSTED
                              --------    ------------------    ---------    ------------    ----------------    -----------
                ASSETS
Current assets:

  Cash and cash equivalents   $   3,190                         $    3,190   $    1,531      $     28,018 (3)    $   16,443
                                                                                                  (16,296)(4)

  Marketable securities....       1,281                              1,281           --                               1,281
  Accounts receivable,
    net....................      47,413                             47,413        6,596                              54,009
  Inventories..............      61,654                             61,654        6,039             2,486 (4)        70,179
  Prepaid expenses and
    other current assets...       5,123                              5,123          253              (175)(4)         5,201
                              --------    ------------------    ---------    ------------    ----------------    -----------

Total current assets.......     118,661                            118,661       14,419            14,033           147,113

Property, plant and
  equipment, net...........      10,537                             10,537        2,857                --            13,394
Intangible assets, net.....      14,353   $       5,320 (1)         19,673           --               100 (4)        19,773
Other assets...............       4,014                              4,014           --                               4,014
                              --------    ------------------    ---------    ------------    ----------------    -----------

                              $ 147,565   $       5,320         $  152,885   $   17,276      $     14,133        $  184,294
                              --------    ------------------    ---------    ------------    ----------------    -----------
                              --------    ------------------    ---------    ------------    ----------------    -----------

    LIABILITIES AND SHAREHOLDERS'
                 EQUITY
Current liabilities:
  Current portion of
    long-term
    obligations............   $     744                         $      744   $       --                          $      744
  Borrowings under
      revolving credit
    agreement..............      49,433                             49,433           --                              49,433
  Accounts payable and
    accrued liabilities....      23,499                             23,499        3,391                              26,890
                              --------    ------------------    ---------    ------------    ----------------    -----------
Total current
    liabilities............      73,676                             73,676        3,391                              77,067
                              --------    ------------------    ---------    ------------    ----------------    -----------
Long-term obligations:
  Due to parent company....      --                                 --            4,220      $      4,220 (4)            --
  Bank and other debt......       4,026                              4,026           --                               4,026
  Subordinated note........       2,500                              2,500           --                               2,500
  Convertible subordinated
    debentures.............       1,341                              1,341           --                               1,341
                              --------    ------------------    ---------    ------------    ----------------    -----------
                                  7,867                              7,867        4,220             4,220             7,867
                              --------    ------------------    ---------    ------------    ----------------    -----------
Deferred income taxes......         638                                638          171               171 (4)           638
Preferred stock
  of subsidiary............                      (2,000)(1)          2,000           --                --             2,000
Minority interests.........      12,780          12,780 (1)         --               --                --                --
Shareholders' equity:

  Common Stock.............       2,392            (765)(1)          2,900           10              (729)(3)         3,629
                                                                                                       10 (4)

  Class B Common Stock.....         742                                742           --                                 742

  Paid-in capital..........      19,205         (15,335)(1)         34,797           --           (27,289)(3)        62,086

  Retained earnings........      30,265                             30,265        9,484             9,484 (4)        30,265
                              --------    ------------------    ---------    ------------    ----------------    -----------

Total shareholders'
    equity.................      52,604         (16,100)            68,704        9,494           (18,524)           96,722
                              --------    ------------------    ---------    ------------    ----------------    -----------
                              $ 147,565   $      (5,320)        $  152,885   $   17,276      $    (14,133)       $  184,294
                              --------    ------------------    ---------    ------------    ----------------    -----------
                              --------    ------------------    ---------    ------------    ----------------    -----------


  The accompanying notes to unaudited pro forma combined financial statements are an integral part of this statement.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              PRO FORMA
                                             PRO FORMA                                      ADJUSTMENTS
                                           ADJUSTMENTS                                      RELATED TO THE
                                         RELATED TO THE                                     ACQUISITION OF
                                         ACQUISITION OF THE                                 THREE STATES
                                         MINORITY INTERESTS                                 AND THE OFFERING     PRO FORMA
                                         ------------------    PRO FORMA                    ----------------     COMBINED
                             COMPANY           DR (CR)         COMBINED     THREE STATES        DR (CR)         AS ADJUSTED
                             --------    ------------------    ---------    ------------    ----------------    -----------
Revenues..................   $283,731                          $  283,731   $   44,941                          $  328,672
Cost of sales and direct
  service expenses........    220,519                             220,519       34,896      $      (394)(5)        255,021
                             --------    ------------------    ---------    ------------    ----------------    -----------
  Gross profit............     63,212                              63,212       10,045             (394)            73,651
Selling, general and
  administrative expenses      48,169    $         133 (2)     $   48,302        8,374                              56,676
                             --------    ------------------    ---------    ------------    ----------------    -----------
  Operating income........     15,043              133             14,910        1,671             (394)            16,975

Other income..............        140                                 140          208             (415)(6)            763

Interest expense..........      3,155                               3,155           --                               3,155
                             --------    ------------------    ---------    ------------    ----------------    -----------

  Income before income
    taxes and
    minority interests....     12,028              133             11,895        1,879             (809)            14,583
Income taxes..............      4,630                               4,630          738              316 (7)          5,684

Minority interests........      1,636            1,636 (8)         --               --                                  --
                             --------    ------------------    ---------    ------------    ----------------    -----------

  Net income..............   $  5,762    $      (1,503)        $    7,265   $    1,141      $      (493)        $    8,899
                             --------    ------------------    ---------    ------------    ----------------    -----------
                             --------    ------------------    ---------    ------------    ----------------    -----------

Earnings per share:
  Primary.................   $    .89                          $      .97                                       $     1.00
                             --------                          ---------                                        -----------
                             --------                          ---------                                        -----------
  Fully diluted...........   $    .87                          $      .95                                       $      .98
                             --------                          ---------                                        -----------
                             --------                          ---------                                        -----------
Weighted average shares
  outstanding:
  Primary.................      6,326            1,017              7,343                         1,458              8,801
                             --------    ------------------    ---------                    ----------------    -----------
                             --------    ------------------    ---------                    ----------------    -----------
  Fully diluted...........      6,646            1,017              7,663                         1,458              9,121
                             --------    ------------------    ---------                    ----------------    -----------
                             --------    ------------------    ---------                    ----------------    -----------


  The accompanying notes to unaudited pro forma combined financial statements are an integral part of this statement.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              PRO FORMA
                                             PRO FORMA                                      ADJUSTMENTS
                                           ADJUSTMENTS                                      RELATED TO THE
                                         RELATED TO THE                                     ACQUISITION OF
                                         ACQUISITION OF THE                                 THREE STATES
                                         MINORITY INTERESTS                                 AND THE OFFERING     PRO FORMA
                                         ------------------    PRO FORMA                    ----------------     COMBINED
                             COMPANY           DR (CR)         COMBINED     THREE STATES        DR (CR)         AS ADJUSTED
                             --------    ------------------    ---------    ------------    ----------------    -----------
Revenues..................   $250,190                          $  250,190   $   36,234                          $  286,424
Cost of sales and direct
  service expenses........    193,643                             193,643       27,735      $      (106)(5)        221,272
                             --------    ------------------    ---------    ------------    ----------------    -----------
  Gross profit............     56,547                              56,547        8,499             (106)            65,152
Selling, general and
  administrative expenses      41,020    $         100 (2)         41,120        6,795                              47,915
                             --------    ------------------    ---------    ------------    ----------------    -----------
  Operating income........     15,527              100             15,427        1,704             (106)            17,237

Other income..............        181                                 181          225             (311)(6)            717

Interest expense..........      3,064                               3,064           --                               3,064
                             --------    ------------------    ---------    ------------    ----------------    -----------

  Income before income
    taxes and minority
    interests.............     12,644              100             12,544        1,929             (417)            14,890
Income taxes..............      4,867                               4,867          761              163 (7)          5,791

Minority interests........      1,744            1,744 (8)         --               --                                  --
                             --------    ------------------    ---------    ------------    ----------------    -----------

  Net income..............   $  6,033    $      (1,644)        $    7,677   $    1,168      $      (254)        $    9,099
                             --------    ------------------    ---------    ------------    ----------------    -----------
                             --------    ------------------    ---------    ------------    ----------------    -----------
Earnings per share:
  Primary.................   $    .91                          $     1.01                                       $     1.00
                             --------                          ---------                                        -----------
                             --------                          ---------                                        -----------
  Fully diluted...........   $    .87                          $      .96                                       $      .97
                             --------                          ---------                                        -----------
                             --------                          ---------                                        -----------
Weighted average shares
  outstanding:
  Primary.................      6,508            1,017              7,525                         1,458              8,983
                             --------    ------------------    ---------                    ----------------    -----------
                             --------    ------------------    ---------                    ----------------    -----------
  Fully diluted...........      6,930            1,017              7,947                         1,458              9,405
                             --------    ------------------    ---------                    ----------------    -----------
                             --------    ------------------    ---------                    ----------------    -----------


  The accompanying notes to unaudited pro forma combined financial statements are an integral part of this statement.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

(1) Represents the purchase of Rheem Manufacturing Company's ('Rheem') Minority Interests in Gemaire, Heating & Cooling and Comfort Supply (collectively, the 'Distribution Subsidiaries') as follows:

Issuance of unregistered Common Stock of the Company................   $16,100
Minority interests in Distribution Subsidiaries...... ..............   (12,780)
Subsidiary preferred stock included in Minority Interests not
  purchased by the Company..........................................     2,000
                                                                       -------
Excess of purchase price over Minority Interests acquired...........   $ 5,320
                                                                       -------
                                                                       -------

   The unregistered Common Stock valuation was determined by an independent appraisal and reflects a discount from the market value in light of the restrictions on the disposition of shares.

(2) Represents the amortization of the excess of purchase price over Minority Interests acquired. Such excess is amortized on a straight-line basis over 40 years.


(3) Represents the net proceeds from the issuance of 1,300,000 shares of the Company's Common Stock at the offering price of $22.00 per share determined as follows:

Gross proceeds on 1,300,000 shares..................................   $28,600
Payment of estimated underwriters discount and offering expenses....     1,924
                                                                       -------
  Net proceeds from Common Stock....................................   $26,676
                                                                       -------
                                                                       -------

    Also includes proceeds from the exercise of outstanding options to purchase an aggregate of 157,875 shares of the Company's Common Stock to be sold by certain Selling Shareholders in the Offering.


(4) Represents the estimated purchase price for Three States determined as follows:

Net assets of Three States..........................................   $ 9,494
Write-up of inventories to fair market value........................     2,486
Due to parent company not assumed by the Company....................     4,220
Net liability not assumed by the Company............................        (4)
Payment of acquisition expenses.....................................       100
                                                                       -------
  Total purchase price..............................................   $16,296
                                                                       -------
                                                                       -------

(5) The inventories included in the historical financial statements of Three States are stated based on the last-in, first-out method. Subsequent to the acquisition of Three States, such inventory amounts will be stated by the Company based on the first-in, first-out ('FIFO') method. These amounts represent an adjustment to cost of sales using the FIFO method as if Three States valued inventories under this method as of the beginning of each period presented in the accompanying pro forma combined financial statements.

(6) Represents interest income generated on the remaining net proceeds of the offering not used for the acquisition of Three States.

(7) Represents pro forma income taxes at the Company's blended statutory tax rate of 39%.

(8) Represents the elimination of the minority interest in the net income of the Distribution Subsidiaries. As a result of the transaction with Rheem described in Note 1 above, the Company will own 100% of the Distribution Subsidiaries.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------
                               TABLE OF CONTENTS

                                                       PAGE
                                                      -----
Prospectus Summary....................................    3
Use of Proceeds.......................................    7
Capitalization........................................    8
Price Range of Common Stock...........................    9
Selected Financial Data...............................   10
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations.......................................   12
Business..............................................   16
Management............................................   22
Selling Shareholders..................................   24
Underwriting..........................................   26
Legal Matters.........................................   27
Experts...............................................   27
Available Information.................................   27
Incorporation of Certain Documents
  by Reference........................................   28
Index to Financial Statements.........................  F-1


                                1,800,000 Shares


                                 [WATSCO LOGO]

                                  Common Stock

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                              P R O S P E C T U S
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                       PRUDENTIAL SECURITIES INCORPORATED

                            ROBERT W. BAIRD & CO.
                                INCORPORATED


                               March 4, 1996

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